Filed Pursuant to Rule 424(b)(4)
Registration No. 333-169583
Alon USA Energy, Inc.

6,000,000 Shares of 8.50% Series A Convertible Preferred Stock

We are offering and selling up to 6,000,000 shares of our 8.50% Series A Convertible Preferred Stock, or convertible preferred stock, directly to certain purchasers at $10.00 per share. The shares of convertible preferred stock are new securities for which there is currently no active trading market. We do not intend to list the convertible preferred stock on any securities exchange. We cannot give you any assurance that a market for the convertible preferred stock will develop or, if a market does develop, as to how long it will continue or at what prices the convertible preferred stock will trade.

If all the shares of convertible preferred stock are purchased, the proceeds to us are estimated to be $60,000,000 before deducting offering expenses estimated to be $600,000.

Dividends on the convertible preferred stock will be fully cumulative, will accumulate without interest from the date of original issuance of the convertible preferred stock and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2010, in, at our election, cash, shares of common stock or a combination of cash and shares of common stock.

Holders of convertible preferred stock may elect to convert their convertible preferred stock into common stock at any time. Each share of convertible preferred stock will initially be convertible into 1.484 shares of common stock, which is equivalent to a conversion price of $6.74 per share, subject to adjustment upon the occurrence of certain events.

If a Fundamental Change (as defined herein) occurs prior to October 28, 2013, we may be required to increase the conversion rate in connection therewith. From and after October 28, 2013, if the Daily VWAP (as defined herein) of our common stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, we may, at our option, require that all then outstanding shares of convertible preferred stock be automatically converted into a number of shares of our common stock equal to the then applicable conversion rate.

On and after October 28, 2017, we may, at our option, upon not less than 30 and not more than 60 calendar days’ notice, redeem all or any portion of the shares of convertible preferred stock then outstanding, at once or over time, for cash in an amount per share of convertible preferred stock equal to the liquidation preference thereof, plus all accumulated and unpaid dividends thereon, if any, whether or not declared, to, but not including, the redemption date.

Alon Israel Oil Company, Ltd. has indicated its desire to purchase approximately $30,000,000 of the $60,000,000 of convertible preferred stock offered in this offering.

Holders of the convertible preferred stock will generally have no voting rights, except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and as otherwise required by applicable law or the certificate of designation of the convertible preferred stock.

We are offering the shares of convertible preferred stock and the common stock underlying the convertible preferred stock directly to you. We have not employed any brokers, dealers, placement agents or underwriters in connection with the offering of the shares of convertible preferred stock and the common stock underlying the convertible preferred stock and, except as disclosed under the heading “Plan of Distribution,” no commissions, fees or discounts will be paid in connection with the offering. Therefore, while certain of our directors, officers and other employees may solicit responses from you, those directors, officers and other employees will not receive any commissions or compensation for their services other than their normal compensation.

Our common stock is quoted on the New York Stock Exchange under the symbol “ALJ.” The last reported sale price of our common stock on October 26, 2010 was $5.74 per share.

Investing in shares of our convertible preferred stock and our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus and the sections entitled “Risk Factors” in our Annual Report on form 10-K for the year ended December 31, 2009 and all subsequent filings under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to read about factors you should consider before you decide whether to purchase shares of our convertible preferred stock.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 27, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized any other person to provide you with different information. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein are accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have subsequently changed. You should also read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

In this prospectus, unless otherwise specified or the context otherwise requires, “Alon,” “we,” “us” and “our” refer to Alon USA Energy, Inc. and its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus, including the documents incorporated by reference, which are described under “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

Our Company

We are a Delaware corporation formed in 2000 to acquire a crude oil refinery in Big Spring, Texas, and related pipeline, terminal and marketing assets from Atofina Petrochemicals, Inc., or FINA. In 2006, we acquired refineries in Paramount and Long Beach, California and Willbridge, Oregon, together with the related pipeline, terminal and marketing assets, through the acquisitions of Paramount Petroleum Corporation and Edgington Oil Company. In 2008, we acquired a refinery in Krotz Springs, Louisiana through the acquisition of Valero Refining Company-Louisiana. In June 2010, we acquired a refinery in Bakersfield, California, through the purchase of substantially all of the assets of Big West of California, LLC (together with the Paramount and Long Beach refineries, the “California Refineries”). As of June 30, 2010, we operated 306 convenience stores in Central and West Texas and New Mexico, primarily under the 7-Eleven and FINA brand names. Our convenience stores typically offer merchandise, food products and motor fuels. Our principal executive offices are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, and our telephone number is (972) 367-3600. Our website can be found at www.alonusa.com. Information on our website should not be construed to be part of this prospectus.

On July 28, 2005, our stock began trading on the New York Stock Exchange under the trading symbol “ALJ.” We are a controlled company under the rules and regulations of the New York Stock Exchange because Alon Israel Oil Company, Ltd. (“Alon Israel”) holds more than 50% of the voting power for the election of our directors through its ownership of approximately 76% of our outstanding common stock. Alon Israel, an Israeli limited liability company, is the largest services and trade company in Israel. Alon Israel entered the gasoline marketing and convenience store business in Israel in 1989 and has grown to become a leading marketer of petroleum products and one of the largest operators of retail gasoline and convenience stores in Israel. Alon Israel is a controlling shareholder of Alon Holdings Blue Square-Israel Ltd. (“Blue Square”), a leading retailer in Israel, which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange, and Dor-Alon Energy in Israel (1988) Ltd. (“Dor-Alon”), a leading Israeli marketer, developer and operator of gas stations and shopping centers, which is listed on the Tel Aviv Stock Exchange.

Recent Developments

Our consolidated financial statements for the quarter ended September 30, 2010 are not yet available. The following expectations regarding our results for this period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to this data.

While we have not finalized our quarterly financial statement closing process, based on currently available information, management expects to report net sales of between $1.20 billion to $1.30 billion for the third quarter of 2010, compared to net sales of approximately $1.25 billion for the third quarter of 2009, and operating loss of between ($35.0) million to ($39.0) million for the third quarter of 2010, compared to operating loss of ($33.8) million for the third quarter of 2009. Operating loss for both periods excludes any gains and losses on disposition of assets or any adjustments resulting from the finalization of the purchase price allocation related to the Bakersfield refinery which we purchased in June 2010. These operating losses do not reflect income in the expected amount of approximately $4.0 million for the third quarter of 2010 and the actual amount of $11.9 million for the third quarter of 2009 attributable to our 50% interest in certain unconsolidated entities. If we included the income of these unconsolidated entities in calculating our operating loss, our adjusted operating loss for the third quarter of 2010 would be expected to be between ($31.0) million and ($35.0) million and our adjusted operating loss for the third quarter of 2009 would have been ($21.9) million. We believe that presenting such adjusted operating losses herein provides useful information for investors because such presentation gives effect to the results of operations of all of our asphalt business, including the portion thereof conducted through our interest in certain unconsolidated entities.

Management anticipates capital expenditures for the third quarter of 2010 of approximately $10.0 million, compared to capital expenditures of approximately $31.4 million for the same period in 2009.

The Offering

Issuer	Alon USA Energy, Inc.

Securities Offered	6,000,000 shares of 8.50% Series A Convertible Preferred Stock, or convertible preferred stock, par value $0.01 per share.

Transfer Agent and Registrar	The Bank of New York Mellon.

Rank	The convertible preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

• senior to all of our common stock and to all of our other capital stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the convertible preferred stock;

• on a parity with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the convertible preferred stock; and

• junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the convertible preferred stock.

See “Description of Convertible Preferred Stock—Ranking.”

Maturity	The convertible preferred stock is perpetual, and therefore does not have a maturity date.

Dividends	The convertible preferred stock will rank senior to our common stock with respect to the payment of dividends. Holders of shares of convertible preferred stock will be entitled to receive, when, as and if declared by the board of directors out of funds legally available for such purpose, cumulative dividends at an annual rate of 8.50% of the liquidation preference thereof of $10.00 per share of convertible preferred stock (equivalent to $0.85 per annum). Dividends on the convertible preferred stock will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, in, at our election, cash, shares of common stock or a combination of cash and shares of common stock, commencing on December 31, 2010. If we elect to pay any dividends in shares of common stock, such shares will be valued for such purpose at 96% of the Market Value (as defined below under the heading “Description of Convertible Preferred Stock—Special Rights Upon a Fundamental Change”) of our common stock as determined on the second trading day immediately prior to the dividend payment date for such dividend.

No dividends or other distributions, other than dividends payable solely in shares of junior stock, may be paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by us of, any shares of our capital stock ranking junior as to the payment of dividends on the convertible preferred stock unless and until all accumulated and unpaid dividends on the convertible preferred stock, including the full dividend for the then-current quarterly dividend period, have been paid or declared and set apart for payment.

Dividends on the convertible preferred stock will be fully cumulative and will accumulate without interest from the date of original issuance of the convertible preferred stock.

If at any time dividends on the convertible preferred stock shall be in arrears in an amount equal to six quarterly dividends thereon (whether or not consecutive), all the holders of shares of the convertible preferred stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable during a period of default on the payment of dividends, shall be entitled at the next annual or special meeting of our stockholders to elect two additional directors to our board of directors. Such voting right and the term of the directors so elected will expire at such time when all accumulated and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of the convertible preferred stock then outstanding shall have been declared and paid or set apart for payment. See “Description of Convertible Preferred Stock—Voting.”

Liquidation Preference	$10.00 per share of convertible preferred stock plus all accumulated and unpaid dividends on such share, if any, whether or not declared, to the date of final distribution.

Conversion	At any time, holders of convertible preferred stock may elect to convert their convertible preferred stock into common stock; provided, however, a NYSE Related Party (as defined under the heading “Description of Convertible Preferred Stock—Conversion”) may not elect to convert its shares of convertible preferred stock into common stock prior to the receipt by us of approval of such conversion right by the holders of a majority of the common stock then outstanding. Each share of convertible preferred stock will initially be convertible into 1.484 shares of common stock, which is equivalent to a conversion price of $6.74 per share, subject to adjustment upon the occurrence of certain events as set forth below under the heading “Description of Convertible Preferred Stock—Conversion Rate Adjustments.” Cash will be paid in lieu of any fractional share of common stock to which a holder would otherwise be entitled upon conversion. In connection with any conversion, holders will receive a payment in an amount equal to all declared and unpaid dividends on the converted shares of convertible preferred stock to the date of conversion (which may, at our election, be paid in the form of cash, shares of common stock or a combination of cash and shares of common stock). See “Description of Convertible Preferred Stock—Conversion.”

From and after October 28, 2013, if the Daily VWAP (as defined under the heading “Description of Convertible Preferred Stock—Mandatory Conversion”) of our common stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, we may, at our option, require that each then outstanding share of convertible preferred stock be automatically converted into a number of shares of our common stock equal to the then applicable conversion rate; provided, however, we may not require a NYSE Related Party to convert its convertible preferred stock into common stock prior to receipt by us of approval of such mandatory conversion right by the holders of a majority of the common stock then outstanding. In addition to issuing the necessary number of whole shares of common stock in connection with the mandatory conversion, we will pay cash in lieu of any fractional share to which a holder would otherwise be entitled. In addition, in connection with such mandatory conversion holders will receive a payment in an amount equal to all declared and unpaid dividends on the converted shares of convertible preferred stock to the mandatory conversion date (which may, at our election, be paid in the form of cash, shares of common stock or a combination of cash and shares of common stock). See “Description of Convertible Preferred Stock—Mandatory Conversion.”

Voting	Holders of the convertible preferred stock will generally have limited voting rights. In addition to the voting rights set forth above under ‘‘—Dividends,” and as more fully described under the heading “Description of Convertible Preferred Stock — Voting,” and in accordance with the terms of the certificate of designation for the convertible preferred stock, we may not, without the consent or affirmative vote of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock, voting separately as a class, (a) authorize, create or issue any shares of any other class or series of capital stock ranking senior to the convertible preferred stock as to dividends or upon liquidation, or (b) amend, alter or repeal any provision of our certificate of incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the convertible preferred stock. See “Description of Convertible Preferred Stock—Voting.”

Optional Redemption	The convertible preferred stock will not be redeemable at our option prior to October 28, 2017. On and after

October 28, 2017, we may, at our option, upon not less than 30 and not more than 60 calendar days’ notice to holders of the convertible preferred stock, redeem all or any portion of the shares of convertible preferred stock then outstanding, at once or over time, for cash in an amount per share of convertible preferred stock equal to the liquidation preference thereof, plus all accumulated and unpaid dividends thereon, if any, whether or not declared, to, but not including, the redemption date (such dividends may, at our election, be paid in the form of cash, shares of common stock or a combination of cash and shares of common stock).

Fundamental Change	Upon the occurrence of a Fundamental Change (as defined under the heading “Description of Convertible Preferred Stock—Special Rights Upon a Fundamental Change”), holders of convertible preferred stock electing to convert their convertible preferred stock into common stock beginning at the opening of business on the trading day immediately following the effective date of such Fundamental Change and ending at the close of business on the 30th trading day thereafter will receive the number of shares of common stock equal to the greater of (i) (A) a number of shares of our common stock equal to the then applicable conversion rate, and (ii) the Make-Whole Premium (as defined under the heading “Description of Convertible Preferred Stock—Determination of the Make-Whole Premium,” if any, and (B) a number of shares of our common stock equal to the liquidation preference of $10 per share of convertible preferred stock divided by the greater of (1) the Market Value (as defined below under the heading “Description of Convertible Preferred Stock—Special Rights Upon a Fundamental Change”) as of the effective date and (2) $2.30. In addition, upon conversion of the shares of convertible preferred stock, the holder thereof will receive a sum equal to all declared and unpaid dividends on the converted shares of convertible preferred stock to the date of conversion (which may, at our election, be paid in the form of cash, shares of common stock or a combination of cash and shares of common stock). See “Description of Convertible Preferred Stock—Special Rights Upon a Fundamental Change.”

Fractional Common Stock	If, upon payment of a dividend on the convertible preferred stock or upon conversion of the convertible preferred stock, a holder would be entitled to receive a fractional interest in a share of our common stock, we will, upon payment of a dividend or upon conversion, pay in lieu of such fractional interest, cash in an amount determined under the terms of the convertible preferred stock. See “Description of Convertible Preferred Stock—Fractional Shares.”

Use of Proceeds	If all the shares of convertible preferred stock are purchased, the proceeds from the offering will be approximately $60,000,000, before deducting offering expenses estimated to be approximately $600,000. We expect to use the net proceeds from the offering, together with other available funds, including cash on hand for payment of amounts owing under the Hapoalim Facility (as defined below under the heading “Use of Proceeds”), and, if any proceeds of the offering remain, for general corporate purposes. See “Use of Proceeds.”

Receipt of Shares of Convertible Preferred Stock	Initially, the shares of convertible preferred stock will be represented by one or more global securities, which will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of The Depository Trust Company or its nominee. Under certain circumstances, we may issue certificated or book-entry shares of the convertible preferred stock. See “Description of Convertible Preferred Stock — Certificated and Book-Entry Convertible Preferred Stock.” See “Description of Convertible Preferred Stock — Book-Entry, Delivery and Form.”

Certain U.S. Federal Income Tax Consequences	Certain U.S. federal income tax consequences of purchasing, owning and disposing of the convertible preferred stock and any common stock received upon conversion thereof are summarized under the heading, “Certain U.S. Federal Income Tax Consequences.” You should consult your tax advisor regarding the particular U.S. federal income tax consequences to you of owning our convertible preferred stock and common stock and regarding any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction or under other U.S. federal tax laws.

NYSE Listing of Our Common Stock	Our common stock is listed on the NYSE under the symbol “ALJ.” On October 26, 2010, the closing price for our common stock on the NYSE was $5.74 per share.

Absence of a Public Market	The shares of convertible preferred stock are new securities for which there is currently no active market. We cannot assure you that a trading market for the convertible preferred stock will develop. If there is no active trading market, or the trading market is not sustained, you may not be able to sell your convertible preferred stock or be able to sell your convertible preferred stock at a price that is satisfactory to you. We do not intend to list the convertible preferred stock on any securities exchange. Conversion of the convertible preferred stock into shares of our common stock and the sale of those shares of common stock may be the only way for you to liquidate your investment in any shares of convertible preferred stock you purchase in the offering.

Risk Factors	Investing in our shares of convertible preferred stock and our common stock involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 9 of this prospectus and all information included or incorporated by reference in this prospectus in its entirety before you decide whether to purchase shares of our convertible preferred stock.

Common Stock and Convertible Preferred Stock	As of October 26, 2010, there were 54,181,329 shares of our common stock outstanding. As a result of this offering, if all the shares of convertible preferred stock being offered are purchased, 6,000,000 shares of convertible preferred stock will be outstanding. Based upon the initial conversion rate and assuming 54,181,329 shares of our common stock were outstanding immediately prior to completion of this offering, 8,902,200 shares of common stock would be issuable upon conversion of the 6,000,000 shares of convertible preferred stock, and we would have 63,083,529 shares of common stock outstanding, assuming the full conversion of the 6,000,000 shares of convertible preferred stock, immediately after completion of this offering.

For additional information regarding the terms of the convertible preferred stock, see “Description of Convertible Preferred Stock.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein, including the risks and uncertainties described in our consolidated financial statements and the notes to those financial statements. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our convertible preferred stock and/or common stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risk factors related to our business

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our results of operations and cash flows.

Our refining and marketing earnings, profitability and cash flows from operations depend primarily on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. When the margin between refined product prices and crude oil and other feedstock prices contracts or inverts, as has been the case in recent periods and may continue to be the case in the future, our results of operations and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. For example, from January 2005 to June 2010, the price for West Texas Intermediate (“WTI”) crude oil fluctuated between $31.27 and $145.31 per barrel, while the price for Gulf Coast unleaded gasoline fluctuated between 76.8 cents per gallon, or cpg, and 474.6 cpg. The direction and timing of changes in prices for crude oil and refined products do not necessarily correlate with one another and it is the relationship between such prices, rather than the nominal amounts of such prices, that has the greatest impact on our results of operations and cash flows. Prices of crude oil, other feedstocks and refined products, and the relationships between such prices and prices for refined products, depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, asphalt and other refined products and the relative magnitude and timing of such changes. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	domestic and foreign demand for fuel products;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Venezuela;

•	the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstock and refined products imported into the United States;

•	utilization rates of U.S. refineries;

•	development and marketing of alternative and competing fuels;

•	commodities speculation;

•	accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refineries;

•	federal and state government regulations; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our markets.

Although we continually analyze refinery operating margins at our individual refineries and seek to adjust throughput volumes to optimize our operating results based on market conditions, there are inherent limitations on our ability to offset the effects of adverse market conditions. For example, reductions in throughput volumes in a negative operating margin environment may reduce operating losses, but it would not eliminate them because we would still be incurring fixed costs and other variable costs.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Our inventory is valued at the lower of cost or market value under the last-in, first-out (“LIFO”) inventory valuation methodology. As a result, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. Our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes.

In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries and other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Future increases in fuel and utility prices may have a negative effect on our earnings, profitability and cash flows.

Our profitability depends, in part, on the sweet/sour crude oil price spread. A decrease in this spread could negatively affect our profitability.

Because our Big Spring and California refineries are configured to process substantial volumes of sour crude oils, our profitability depends, in part, on the price spread between sweet crude oil and sour crude oil, which we refer to as the sweet/sour spread. In recent years, the sweet/sour spread has significantly narrowed and any further tightening of the sweet/sour spreads could negatively affect our profitability.

The profitability of our California refineries depends, in part, on the light/heavy crude oil price spread. A decrease in this spread could negatively affect our profitability.

Our California refineries process significant volumes of heavy crude oils and, as a result, our profitability depends in part on the price spread between light crude oil and heavy crude oil, which we refer to as the light/heavy spread. Because processing light crude oils produces higher percentages of light products, light crude oils typically are priced higher than heavy crude oils. In 2009, the light/heavy spread was less than in 2008 and the light/heavy spread has fluctuated in 2010. Any further tightening of the light/heavy spread would negatively affect profitability.

Our indebtedness could adversely affect our financial condition or make us more vulnerable to adverse economic conditions.

As of June 30, 2010, our consolidated outstanding indebtedness was $932.0 million. Our level of indebtedness could have significant effects on our business, financial condition and results of operations and cash flows and, consequently, important consequences to your investment in our securities, such as:

•	we may be limited in our ability to obtain additional financing to fund our working capital needs, capital expenditures and debt service requirements or our other operational needs;

•	we may be limited in our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our debt;

•	we may be at a competitive disadvantage compared to competitors with less leverage since we may be less capable of responding to adverse economic and industry conditions; and

•	we may not have sufficient flexibility to react to adverse changes in the economy, our business or the industries in which we operate.

In addition, our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic and market conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash to fund our working capital, capital expenditure, debt service and other liquidity needs, which could result in our inability to comply with financial and other covenants contained in our debt agreements, our being unable to repay or pay interest on our indebtedness, and our inability to fund our other liquidity needs. If we are unable to service our debt obligations, fund our other liquidity needs and maintain compliance with our financial and other covenants, we could be forced to curtail our operations, our creditors could accelerate our indebtedness and exercise other remedies and we could be required to pursue one or more alternative strategies, such as selling assets or refinancing or restructuring our indebtedness. However, we cannot assure you that any such alternatives would be feasible or prove adequate.

The recent recession and credit crisis and related turmoil in the global financial system has had and may continue to have an adverse impact on our business, results of operations and cash flows.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Recent declines in global economic activity and consumer and business confidence and spending have significantly reduced the level of demand for our products. In addition, severe reductions in the availability and increases in the cost of credit have adversely affected our ability to fund our operations and operate our refineries at full capacity, and have adversely affected our operating margins. Together, these factors have had and may continue to have an adverse impact on our business, financial condition, results of operations and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by the recent recession and credit crisis and related turmoil in the global financial system have included or could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the properties of others. We experienced such an event on February 18, 2008 when a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. As a result the Big Spring refinery’s crude unit did not operate until April 5, 2008 and the Fluid Catalytic Cracking Unit (“FCCU”) did not resume operations until September 26, 2008.

The occurrence of such events at our Big Spring refinery, Krotz Springs refinery or our California refineries could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition and results of operations.

We are subject to interruptions of supply as a result of our reliance on pipelines for transportation of crude oil and refined products.

Our refineries receive a substantial percentage of their crude oil and deliver a substantial percentage of their refined products through pipelines. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, earthquakes, hurricanes, governmental regulation, terrorism, other third-party action or any of the types of events described in the preceding risk factor. Our prolonged inability to use any of the pipelines that we use to transport crude oil or refined products could have a material adverse effect on our business, results of operations and cash flows.

If the price of crude oil increases significantly, it could reduce our profit on our fixed-price asphalt supply contracts.

We enter into fixed-price asphalt supply contracts pursuant to which we agree to deliver asphalt to customers at future dates. We set the pricing terms in these agreements based, in part, upon the price of crude oil at the time we enter into each contract. If the price of crude oil increases from the time we enter into the contract to the time we produce the asphalt, our profits from these sales could be adversely affected. For example, in the first half of 2008, WTI crude prices increased from $87.15 per barrel to $140.22 per barrel over a period of six months. Primarily as a result of these increases in the cost of crude, we experienced reduced margins from our asphalt sales in the first half of 2008.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.

Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. Seasonal fluctuations in highway traffic also affect motor fuels and merchandise sales in our retail stores. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. This seasonality is more pronounced in our asphalt business.

If the price of crude oil increases significantly, it could limit our ability to purchase enough crude oil to operate our refineries at full capacity.

We rely in part on borrowings and letters of credit under our revolving credit facilities to purchase crude oil for our refineries. If the price of crude oil increases significantly, we may not have sufficient capacity under our revolving credit facilities to purchase enough crude oil to operate our refineries at full capacity. A failure to operate our refineries at full capacity could adversely affect our profitability and cash flows.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our refineries at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate our refineries at full capacity. A failure to operate our refineries at full capacity could adversely affect our profitability and cash flows.

Competition in the refining and marketing industry is intense, and an increase in competition in the markets in which we sell our products could adversely affect our earnings and profitability.

We compete with a broad range of companies in our refining and marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand disruptions in operations and volatile market conditions, to offer more competitive pricing and to obtain crude oil in times of shortage.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own crude production are at times able to offset losses from refining operations with profits from producing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower, that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition in the asphalt industry is intense, and an increase in competition in the markets in which we sell our asphalt products could adversely affect our earnings and profitability.

Our asphalt business competes with other refiners and with regional and national asphalt marketing companies. Many of these competitors are larger, more diverse companies with greater resources, providing them advantages in obtaining crude oil and other blendstocks and in competing through bidding processes for asphalt supply contracts.

We compete in large part on our ability to deliver specialized asphalt products which we produce under proprietary technology licenses. Recently, demand for these specialized products has increased due to new specification requirements by state and federal governments. If we were to lose our rights under our technology licenses, or if competing technologies for specialized products are developed by our competitors, our profitability could be adversely affected.

Competition in the retail industry is intense, and an increase in competition in the markets in which our retail businesses operate could adversely affect our earnings and profitability.

Our retail operations compete with numerous convenience stores, gasoline service stations, supermarket chains, drug stores, fast food operations and other retail outlets. Increasingly, national high-volume grocery and dry-goods retailers, such as Albertson’s and Wal-Mart are entering the gasoline retailing business. Many of these competitors are substantially larger than we are. Because of their diversity, integration of operations and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could adversely affect our profit margins. Additionally, our convenience stores could lose market share, relating to both gasoline and merchandise, to these and other retailers, which could adversely affect our business, results of operations and cash flows.

Our convenience stores compete in large part based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores.

We may incur significant costs to comply with new or changing environmental laws and regulations.

Our operations are subject to extensive regulatory controls on air emissions, water discharges, waste management and the clean-up of contamination that can require costly compliance measures. If we fail to meet environmental requirements, we may be subject to administrative, civil and criminal proceedings by state and federal authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines and penalties against us as well as governmental or court orders that could alter, limit or stop our operations.

On February 2, 2007, we committed in writing to enter into discussions with the United States Environmental Protection Agency, or EPA, under the National Petroleum Refinery Initiative. To date, the EPA has not made any specific findings against us or any of our refineries, and we have not determined whether we will ultimately enter into a settlement agreement with the EPA. Based on prior settlements that the EPA has reached with other petroleum refiners under the Petroleum Refinery Initiative, we anticipate that the EPA will seek relief in the form of the payment of civil penalties, the installation of air pollution controls and the implementation of environmentally beneficial projects. At this time, we cannot estimate the amount of any such civil penalties or the costs of any required controls or environmentally beneficial projects.

Our Big Spring refinery is one of more than 100 facilities in Texas to receive a Clean Air Act request for information from the EPA relating to the EPA’s disapproval of Texas’ “flexible permit rule.” According to the EPA, the Texas “flexible permit rule” was never approved by the EPA for inclusion in the Texas state clean-air implementation plan and, therefore, emission limitations in Texas flexible permits are not federally enforceable. The EPA indicated that it would consider enforcement against holders of flexible permits that failed to comply with applicable federal requirements on a case-by-case basis. At this time, it is unclear whether we will become the target of EPA enforcement, whether we will have any obligation to install new controls or whether or how we will be required to revise our current permit for the Big Spring refinery or obtain new permit limits to address any alleged permitting deficiencies.

In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, our results of operations and cash flows could suffer.

The adoption of climate change legislation by Congress or the regulation of greenhouse gas emissions by the EPA could result in increased operating costs, lower profitability and reduced demand for our refined products.

On June 26, 2009, the U.S. House of Representatives passed the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs,” in the United States. GHGs are certain gases, including carbon dioxide and methane, that may be contributing to warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require an overall reduction in GHG emissions of 17% (from 2005 levels) by 2020, and by over 80% by 2050. Under ACESA, most sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet ACESA’s overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil and refined petroleum products.

The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. On September 30, 2009, Senators Barbara Boxer and John Kerry introduced climate change legislation, S. 1733, entitled the “Clean Energy Jobs & American Power Act.” The 2020 GHG reduction target in the Senate proposed legislation is 20% below 2005 levels, versus 17% below 2005 levels in ACESA. Although the Senate Environment and Public Works Committee approved the bill on November 5, 2009, the legislation’s co-sponsor, Sen. John Kerry, has introduced new legislation with Sen. Joseph Lieberman on May 12, 2010. Entitled the “American Power Act,” the draft legislation calls for a 17% economy-wide reduction in GHG emissions from 2005 levels by 2020; 42% by 2030 and 83% by 2050. Like ACESA, GHG emission allowances would phase out over a period of about 20 years. However, additional alternatives are being considered, including a proposal that is limited to GHGs emitted by the utility sector. It remains unclear at this time which legislative proposal or combination of proposals would be brought to a vote by the Senate Democratic leadership.

Any Senate-passed legislation would need to be reconciled with ACESA, and both chambers would be required to approve identical legislation before it could become law. President Obama has indicated that he is in support of the adoption of legislation to control and reduce emissions of GHGs through a mechanism that prices emissions of GHGs. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased costs. If we are unable to sell our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. In addition, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

In addition to the climate change legislation under consideration by Congress, on December 7, 2009, the EPA issued an endangerment finding that GHGs endanger both public health and welfare, and that GHG emissions from motor vehicles contribute to the threat of climate change. Although the finding itself does not impose requirements on regulated entities, it allowed the EPA and the Department of Transportation to finalize a jointly proposed rule regulating greenhouse gas emissions from vehicles and establishing Corporate Average Fuel Economy standards for light-duty vehicles. National GHG tailpipe standards for passenger cars and light trucks were finalized on April 1, 2010.

Once GHGs became regulated by the EPA for vehicles, they also became regulated pollutants under the Clean Air Act potentially triggering other Clean Air Act requirements. On May 13, 2010, EPA announced a final rule to raise the threshold amount of GHG emissions that a source would have to emit to trigger certain Clean Air Act permitting requirements and the need to install controls to reduce emissions of greenhouse gases. Beginning in January 2011, facilities already subject to the Prevention of Significant Deterioration and Title V operating permit programs that increase their emissions of GHGs by 75,000 tons per year will be required to install control technology, known as “Best Available Control Technology,” to address the GHG emissions.

Both the endangerment finding and stationary source rule are being challenged, however. Industry organizations have filed petitions in the United States Court of Appeals for the D.C. Circuit. Administrative petitions challenging the endangerment finding are also pending. If EPA’s actions withstand legal challenge, the new obligations finalized in the stationary source rule could require us to incur increased costs. If we are unable to sell our refined products at a price that captures such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. In addition, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

We may incur significant costs and liabilities with respect to environmental lawsuits and proceedings and any investigation and remediation of existing and future environmental conditions.

We are currently investigating and remediating, in some cases pursuant to government orders, soil and groundwater contamination at our refineries, terminals and convenience stores. Since August 2000, we have spent approximately $20.0 million with respect to the investigation and remediation of our Big Spring refinery and related terminals. We anticipate spending approximately $7.5 million in investigation and remediation expenses in connection with our Big Spring refinery and terminals over the next 15 years. Since their acquisition, we have spent approximately $9.1 million with respect to the investigation and remediation of our California refineries and related terminals. We anticipate spending an additional $40.5 million in investigation and remediation expenses in connection with our California refineries and terminals over the next 15 years. There can be no assurances, however, that we will not have to spend more than these anticipated amounts. Our handling and storage of petroleum and hazardous substances may lead to additional contamination at our facilities and facilities to which we send or sent wastes or by-products for treatment or disposal, in which case we may be subject to additional cleanup costs, governmental penalties, and third-party suits alleging personal injury and property damage. Although we have sold three of our pipelines and three of our terminals pursuant to a transaction with Holly Energy Partners, L.P. (“HEP”) and two of our pipelines pursuant to a transaction with an affiliate of Sunoco, Inc. (“Sunoco”), we have agreed, subject to certain limitations, to indemnify HEP and Sunoco for costs and liabilities that may be incurred by them as a result of environmental conditions existing at the time of the sale. See Items 1 and 2 “Business and Properties—Government Regulation and Legislation—Environmental Indemnity to HEP” and “Business and Properties—Government Regulation and Legislation—Environmental Indemnity to Sunoco” of our 2009 Annual Report on Form 10-K, which is incorporated by reference in this prospectus. If we are forced to incur costs or pay liabilities in connection with such proceedings and investigations, such costs and payments could be significant and could adversely affect our business, results of operations and cash flows.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

From time to time, we have been sued or investigated for alleged violations of health, safety, environmental and other laws. If a lawsuit or enforcement proceeding were commenced or resolved against us, we could incur significant costs and liabilities. In addition, our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations, cash flows or prospects.

We could encounter significant opposition to operations at our California refineries.

Our Paramount refinery is located in a residential area. The refinery is located near schools, apartment complexes, private homes and shopping establishments. In addition, our Long Beach refinery is also located in close proximity to other commercial facilities. Any loss of community support for our California refining operations could result in higher than expected expenses in connection with opposing any community action to restrict or terminate the operation of the refinery. Any community action in opposition to our current and planned use of the California refineries could have a material adverse effect on our business, results of operations and cash flows.

The occurrence of a release of hazardous materials or a catastrophic event affecting our California refineries could endanger persons living nearby.

Because our Paramount refinery is located in a residential area, any release of hazardous material or catastrophic event could cause injuries to persons outside the confines of the Paramount refinery. Similarly, any such release or event at our Long Beach refinery could cause injury to persons outside of the Long Beach refinery. In the event that non-employees were injured as a result of such an event, we would be likely to incur substantial legal costs as well as any costs resulting from settlements or adjudication of claims from such injured persons. The extent of these expenses and costs could be in excess of the limits provided by our insurance policies. As a result, any such event could have a material adverse effect on our business, results of operations and cash flows.

Certain of our facilities are located in areas that have a history of earthquakes or hurricanes, the occurrence of which could materially impact our operations.

Our refineries located in California and the related pipeline and asphalt terminals, and to a lesser extent our refinery and operations in Oregon, are located in areas with a history of earthquakes, some of which have been quite severe. Our Krotz Springs refinery is located less than 100 miles from the Gulf Coast. In August 2008, the Krotz Springs refinery sustained minor physical damage from Hurricane Gustav; however, the regional utilities were affected and, as a result, the Krotz Springs refinery was without electric power for one week. Offshore crude oil production and gathering facilities were impacted by Gustav and a subsequent storm, which temporarily limited the availability of crude oil to the Krotz Springs refinery. In the event of an earthquake or hurricane that causes damage to our refining, pipeline or asphalt terminal assets, or the infrastructure necessary for the operation of these assets, such as the availability of usable roads, electricity, water, or natural gas, we may experience a significant interruption in our refining and/or marketing operations. Such an interruption could have a material adverse effect on our business, results of operations and cash flows.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.

Terrorist attacks, threats of war or actual war, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries, terminals and pipelines such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack, threats of war or actual war could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Covenants in our credit agreements could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

Our credit agreements contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For example, we are subject to negative covenants that restrict our activities, including changes in control of Alon or certain of our subsidiaries, restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, entering into certain lease obligations, making certain capital expenditures, and making certain dividend, debt and other restricted payments. Should we desire to undertake a transaction that is limited by the negative covenants in our credit agreements, we will need to obtain the consent of our lenders or refinance our credit facilities. Such refinancings may not be possible or may not be available on commercially acceptable terms, or at all.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

We maintain significant insurance coverage, but it does not cover all potential losses, costs or liabilities, and our business interruption insurance coverage does not apply unless a business interruption exceeds a period of 45 to 75 days, depending upon the specific policy.

We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks associated with the credit-worthiness of the insurer of our environmental policies.

The insurer under two of our environmental policies is The Kemper Insurance Companies, which has experienced significant downgrades of its credit ratings in recent years and is currently in run-off. These two policies are 20-year policies that were purchased to protect us against expenditures not covered by our indemnification agreement with FINA. Our insurance brokers have advised us that environmental insurance policies with terms in excess of ten years are not currently available and that policies with shorter terms are available only at premiums equal to or in excess of the premiums paid for our policies with Kemper. Accordingly, we are currently subject to the risk that Kemper will be unable to comply with its obligations under these policies and that comparable insurance may not be available or, if available, at premiums equal to or in excess of our current premiums with Kemper. However, we have no reason at this time to believe that Kemper will not be able to comply with its obligations under these policies.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively affected.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

A substantial portion of our Big Spring refinery’s workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of June 30, 2010, we employed approximately 175 people at our Big Spring refinery, approximately 124 of whom were covered by a collective bargaining agreement. The collective bargaining agreement expires April 1, 2012. Our current labor agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on our results of operation and financial condition.

We conduct our convenience store business under a license agreement with 7-Eleven, and the loss of this license could adversely affect the results of operations of our retail and branded marketing segment.

Our convenience store operations are primarily conducted under the 7-Eleven name pursuant to a license agreement between 7-Eleven, Inc. and Alon. 7-Eleven may terminate the agreement if we default on our obligations under the agreement. This termination would result in our convenience stores losing the use of the 7-Eleven brand name, the accompanying 7-Eleven advertising and certain other brand names and products used exclusively by 7-Eleven.

Termination of the license agreement could have a material adverse effect on our retail operations.

We may not be able to successfully execute our strategy of growth through acquisitions.

A component of our growth strategy is to selectively acquire refining and marketing assets and retail assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interest of existing stockholders.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

We depend upon our subsidiaries for cash to meet our obligations and pay any dividends, and we do not own 100% of the stock of our operating subsidiaries.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries’ ability to make any payments will depend on their earnings, cash flows, the terms of their indebtedness, tax considerations and legal restrictions.

Three of our executive officers, Messrs. Morris, Hart and Concienne, own shares of non-voting stock of two of our subsidiaries, Alon Assets, Inc., or Alon Assets, and Alon USA Operating, Inc., or Alon Operating. As of June 30, 2010, the shares owned by these executive officers represent 6.17% of the aggregate equity interest in these subsidiaries. In addition, these executive officers hold options vesting through 2010 which, if exercised, could increase their aggregate ownership to 7.25% of Alon Assets and Alon Operating. To the extent these two subsidiaries pay dividends to us, Messrs. Morris, Hart and Concienne will be entitled to receive pro rata dividends based on their equity ownership. For additional information, see “Security Ownership of Certain Beneficial Owners and Management.”

Messrs. Morris, Hart and Concienne are parties to stockholders’ agreements with Alon Assets and Alon Operating, pursuant to which we may elect or be required to purchase their shares in connection with put/call rights or rights of first refusal contained in those agreements. The purchase price for the shares is generally determined pursuant to certain formulas set forth in the stockholders’ agreements, but after July 31, 2010, the purchase price, under certain circumstances involving a termination of, or resignation from, employment would be the fair market value of the shares. For additional information, see “Security Ownership of Certain Beneficial Holders and Management.”

It may be difficult to serve process on or enforce a United States judgment against certain of our directors.

All of our directors, other than Messrs. Ron Haddock and Jeff Morris, reside in Israel. In addition, a substantial portion of the assets of these directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Risk factors related to the offering

Dividends on convertible preferred stock may be paid in shares of our common stock.

Our existing financial arrangements limit, and our future financing arrangements may limit, our ability to pay cash dividends on our capital stock based on our compliance with certain restrictive covenants contained therein or otherwise. Should we fail to comply with such covenants, or obtain waivers thereto, or otherwise default in our obligations under our financing arrangements, we may not pay cash dividends on the convertible preferred stock. However, pursuant to the certificate of designation for the convertible preferred stock, dividends on the convertible preferred stock may be paid, at the election of our board of directors, in shares of our common stock. Dividends paid in shares of common stock will be valued for such purpose at 96% of the Market Value of our Common Stock (as defined below under the heading “Description of Convertible Preferred Stock—Special Rights Upon a Fundamental Change”) as determined on the second trading day immediately prior to the record date for such dividend. The value of the shares received in payment of those dividends and payments could decline if the market price for shares of our common stock declines. In addition, if our common stock is not listed or quoted on a national stock exchange or other market at the time you wish to sell shares received in payment of dividends, or if the there is not a liquid market for our common stock, you may be unable to sell the shares of common stock received in payment of the dividends payable on the convertible preferred stock.

Our convertible preferred stock ranks junior to all of our liabilities and will not limit our ability to incur future indebtedness that will rank senior to the convertible preferred stock.

The convertible preferred stock ranks junior to all of our liabilities. In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the convertible preferred stock only after all of our indebtedness and other liabilities have been paid. In addition, the convertible preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the convertible preferred stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary’s creditors and any such other equity holders. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the convertible preferred stock, and the terms of the convertible preferred stock will not limit the amount of such debt or other obligations that we may incur.

We may not have sufficient earnings and profits in order for distributions on the convertible preferred stock to be treated as dividends.

The dividends payable by us on the convertible preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, at the time of payment. If that occurs, it will result in the amount of the dividends that exceed such earnings and profits being treated first as a return of capital to the extent of the holder’s adjusted tax basis in the preferred stock, and the excess, if any, over such adjusted tax basis as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders. See “Certain U.S. Federal Income Tax Consequences—Taxation of U.S. Holders.”

The price of our common stock, and therefore of the convertible preferred stock, may fluctuate significantly, which may make it difficult for you to resell the convertible preferred stock, or common stock issuable pursuant to the terms thereof, when you want or at prices you find attractive.

The price of our common stock on the New York Stock Exchange has historically fluctuated significantly. We expect that the market price of our common stock will continue to fluctuate. Because the convertible preferred stock is convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the convertible preferred stock. Holders who receive common stock pursuant to the terms of the convertible preferred stock will also be subject to the risk of volatility and depressed prices. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community; and

•	general market conditions, including fluctuations in commodity prices; and domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

This offering may cause the price of our common stock to decrease.

The number of shares of common stock that will be issuable upon conversion of the convertible preferred stock to common stock, together with any shares of common stock that we may elect to issue as dividends to holders of the convertible preferred stock, may result in an immediate decrease in the market value of our common stock. If that occurs, you may be unable to profitably convert your convertible preferred stock. Further, if a substantial number of shares of convertible preferred stock are purchased and then converted, and if the holders of the common stock received upon conversion of the convertible preferred stock choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock. There is no assurance that following the conversion of the convertible preferred stock purchased in the offering you will be able to sell your common stock at a price equal to or greater than the conversion price.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted by the terms of the convertible preferred stock from issuing additional common stock or preferred stock ranked junior or on a parity with the convertible preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. The issuance of additional shares of our common stock upon conversion of the convertible preferred stock or other issuances of our common stock or convertible securities or otherwise will dilute the ownership interest of our common stockholders.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of the convertible preferred stock, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the convertible preferred stock. The price of our common stock could be affected by possible sales of our common stock by investors who view the convertible preferred stock as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock as a result of this offering. The hedging or arbitrage could, in turn, affect the market price of the convertible preferred stock.

There is currently no market for the convertible preferred stock.

The convertible preferred stock is a new issue of securities with no established trading market. We cannot assure you that a trading market for the convertible preferred stock will develop. If there is no active trading market, or the trading market is not sustained, you may not be able to sell your convertible preferred stock or be able to sell your convertible preferred stock at a price that is satisfactory to you. In the event there is not an active trading market in the convertible preferred stock, because there is no maturity date for the convertible preferred stock, conversion of the convertible preferred stock into shares of our common stock and the sale of those shares of common stock may be the only way for you to liquidate your investment in any shares of convertible preferred stock you purchase in the offering. If you convert your convertible preferred stock into common stock, you may be unable to sell the shares of common stock issuable upon such conversion at a price equal to or greater than the conversion price. You should not consider the price per share or the conversion price to be an indication of the fair value of the convertible preferred stock to be sold in the offering or the common stock issuable upon conversion of the convertible preferred stock.

We might be permitted to require you to convert your shares of convertible preferred stock.

From and after the third anniversary of the date on which the convertible preferred stock is first issued, if over a period of 30 consecutive trading days the average VWAP of our common stock for any 20 days during such 30-day period equals or exceeds 130% of the then-prevailing conversion price per share, we may, at our option, require that each then outstanding share of convertible preferred stock be automatically converted into a number of shares of our common stock equal to the then-prevailing conversion rate. In connection with such automatic conversion you would receive a payment in an amount equal to all declared and unpaid dividends on your shares of convertible preferred stock to the mandatory conversion date (which may, at our election, be in the form of cash, shares of common stock or a combination of cash and shares of common stock), but after conversion you would no longer be entitled to the dividends, liquidation preference or other rights attributable to holders of the convertible preferred stock.

Market interest rates may affect the value of our convertible preferred stock.

One of the factors that will influence the price of our convertible preferred stock will be the dividend yield on our convertible preferred stock relative to market interest rates. An increase in market interest rates could cause the market price of convertible preferred stock to go down. The trading price of the shares of our convertible preferred stock will also depend on many other factors, which may change from time to time, including:

•	the market for similar securities;

•	government action or regulation;

•	general economic conditions or conditions in the financial markets; and

•	our financial condition, performance and prospects.

We may issue additional series of preferred stock that rank equally to the convertible preferred stock as to dividend payments and liquidation preference.

Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Our certificate of incorporation and the certificate of designation for the convertible preferred stock do not prohibit us from issuing additional series of preferred stock that would rank equally to the convertible preferred stock as to dividend payments and liquidation preference. After accounting for the 6,000,000 shares of the convertible preferred stock offered for sale pursuant to this prospectus, our certificate of incorporation provides that we have the authority to issue the remaining 4,000,000 shares of preferred stock. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the convertible preferred stock in the event of our liquidation. It may also reduce dividend payments on the convertible preferred stock if we do not have sufficient funds to pay dividends on all convertible preferred stock outstanding and any outstanding capital stock on a parity with the convertible preferred stock. Future issuances of preferred stock may adversely affect the market price for our common stock. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

If you hold shares of our convertible preferred stock, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold shares of our convertible preferred stock, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your shares of convertible preferred stock. For example, in the event that an amendment is proposed to our charter requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the delivery of common stock to you following a conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

You may suffer dilution of the shares of our common stock issuable upon conversion of our convertible preferred stock.

The number of shares of our common stock issuable upon conversion of our convertible preferred stock is subject to adjustment only in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the convertible preferred stock. See “Description of Convertible Preferred Stock—Conversion Rate Adjustments.” The number of shares of our common stock issuable upon conversion is not subject to adjustment for other events, such as employee stock grants, offerings of our common stock for cash or in connection with acquisitions, or other transactions which may reduce the price of our common stock. The terms of our convertible preferred stock do not restrict our ability to offer common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of our convertible preferred stock in engaging in any such offering or transaction.

The increased conversion rate applicable upon conversion in connection with a fundamental change may not adequately compensate you for the lost option time value of your convertible preferred stock as a result of such fundamental change.

If a fundamental change occurs, holders who elect to convert their shares of convertible preferred stock in connection with such fundamental change will receive shares of our common stock based upon an increased conversion rate. A description of the method by which such conversion rate will be determined is described under “Description of Convertible Preferred Stock—Special Rights upon a Fundamental Change.” While the increase in the conversion rate is designed to compensate you for the lost option time value of your convertible preferred stock as a result of a fundamental change, the additional shares are only an approximation of such lost value and may not adequately compensate you for such loss.

Our controlling stockholder may be able to control the outcome of all matters submitted to a vote of holders of convertible preferred stock unless and until our controlling stockholder converts its shares of convertible preferred stock to shares of common stock.

The holders of convertible preferred stock generally have limited voting rights. In accordance with the terms of the convertible preferred stock, we may not, without the consent or affirmative vote of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock, voting separately as a class, (a) authorize, create or issue any shares of any other class or series of capital stock ranking senior to the convertible preferred stock as to dividends or upon liquidation, or (b) amend, alter or repeal any provision of our certificate of incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the convertible preferred stock. In addition, if at any time dividends on the convertible preferred stock shall be in arrears in an amount equal to six quarterly dividends thereon (whether or not consecutive), all the holders of shares of the convertible preferred stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable during a period of default on the payment of dividends, shall be entitled at the next annual or special meeting of our stockholders to elect two additional directors to our board of directors by a majority vote. Alon Israel may purchase shares of convertible preferred stock offered in this offering. After this offering, Alon Israel may be able to control the outcome of all matters submitted to a vote of the holders of convertible preferred stock unless and until such time as Alon Israel converts its shares of convertible preferred stock into shares of common stock. We cannot assure you that the interests of Alon Israel will coincide with the interests of other holders of our convertible preferred stock.

Risks related to our common stock

Our controlling stockholder may have conflicts of interest with other stockholders in the future.

Alon Israel currently owns, directly or indirectly, approximately 76% of our common stock. As a result, Alon Israel is able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Alon Israel continues to own a significant amount of the outstanding shares of our common stock, Alon Israel will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales and other significant corporate transactions. We cannot assure you that the interests of Alon Israel will coincide with the interests of other holders of our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could adversely affect the value of our common stock.

Provisions of Delaware law and our certificate of incorporation and bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The antitakeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to Delaware anti-takeover provisions. Additionally, provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation authorizes our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus, our board is able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our bylaws require advance notice for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. Moreover, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting or to take action by written consent. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See the description of our common stock included under the heading “Description of Capital Stock.”

FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus and the information incorporated by reference herein, or in other written or oral statements made by us, other than statements of historical fact, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in the sweet/sour spread;

•	changes in the light/heavy spread;

•	the effects of transactions involving forward contracts and derivative instruments;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our facilities;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;

•	the execution of planned capital projects;

•	adverse changes in the credit ratings assigned to our trade credit and debt instruments;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control;

•	the global financial crisis’ impact on our business and financial condition in ways that we currently cannot predict. We may face significant challenges if conditions in the financial markets do not improve or continue to worsen, such as adversely impacting our ability to refinance existing credit facilities or extend their terms;

•	the other risks described under the heading “Risk Factors”; and

•	the other factors discussed in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K.

Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

USE OF PROCEEDS

If all the shares of convertible preferred stock are purchased, the proceeds to us from such sale is estimated to be $60,000,000, before deducting offering expenses estimated to be approximately $600,000. We will use the proceeds of the offering for payment of amounts owing under the Credit Agreement, dated as of March 15, 2010, by and between Alon Refining Krotz Springs, Inc., a Delaware corporation and a subsidiary of Alon (“ARKS”), the financial institutions party thereto from time to time as lenders (collectively, the “Lenders”), and Bank Hapoalim B.M., a bank organized under the laws of Israel, acting through its New York Branch, as administrative agent and collateral agent for the Lenders (as amended, the “Hapoalim Facility”), and, if any proceeds of the offering remain, for general corporate purposes. The obligations owed under the Hapoalim Facility bear interest at either LIBOR plus 3.00% or Bank Hapoalim B.M.’s prime rate plus 1.75%, and are payable currently on November 15, 2010. As of June 30, 2010, the principal amount outstanding under the Hapoalim Facility was $30,000,000 and bore interest at an effective annual rate of 3.34%. The proceeds of the Hapoalim Facility were used to repay the outstanding amounts under ARKS’ then-existing revolving credit facility.

RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS TO EARNINGS

The table below sets forth the ratio of combined fixed charges and preferred stock dividends to earnings on a historical basis for the periods indicated:

Six Months Ended
June 30,
2010	2009	2008	2007	2006	2005

*	*	2.7x	3.9x	8.2x	8.3x

*	For the six months ended June 30, 2010 and the year ended December 31, 2009, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $141.4 million for the six months ended June 30, 2010 and $173.7 million for the year ended December 31, 2009.

For purposes of calculating the ratio of combined fixed charges and preferred stock dividends to earnings, earnings is the sum of income before income taxes and before adjustment for non-controlling interests in consolidated subsidiaries, accumulated dividends on preferred stock of subsidiaries and income from equity investees, plus fixed charges, amortization of capitalized interest and distributions from equity investees. Fixed charges consist of interest expense and that portion of rental expense that is representative of an interest factor.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol “ALJ.”

The following table sets forth the quarterly high and low sales prices of our common stock on the New York Stock Exchange:

Quarterly Period	High	Low

2010
Third Quarter	$6.99	$4.77
Second Quarter	7.92	6.04
First Quarter	8.08	6.52
2009
Fourth Quarter	$10.18	$6.60
Third Quarter	11.20	8.20
Second Quarter	15.90	9.92
First Quarter	15.46	8.76
2008
Fourth Quarter	$14.91	$6.19
Third Quarter	17.00	7.31
Second Quarter	17.85	11.31
First Quarter	27.88	11.62

On October 26, 2010, the last closing sale price reported on the NYSE for our common stock was $5.74 per share.

Holders

As of October 26, 2010, there were approximately 24 common stockholders of record.

Dividends

On March 14, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.121 million.

On June 13, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.121 million.

On September 12, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.

On December 12, 2008, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On April 2, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-

controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On June 15, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On September 15, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On December 15, 2009, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On March 31, 2010, we paid a regular quarterly cash dividend of $0.04 per share. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.144 million.

On June 15, 2010, we paid a regular quarterly cash dividend of $0.04 per share of our common stock. In connection with our cash dividend payment to stockholders, the non-controlling interest stockholders of Alon Assets and Alon Operating received an aggregate cash dividend of $0.285 million.

On September 15, 2010, we paid a regular quarterly cash dividend of $0.04 per share of our common stock.

DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our 8.50% Series A Convertible Preferred Stock (which we refer to as the “Convertible Preferred Stock”). A copy of the certificate of designation and the form of the Convertible Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation and the provisions of the certificate of designation. As used in this section, the terms “the Company,” “us,” “we” or “our” refer to Alon USA Energy, Inc. and not any of its subsidiaries.

General

Under our amended and restated certificate of incorporation, our board of directors is authorized, without further shareholder action, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative rights, qualifications, limitations or restrictions, including dividend rights, terms of redemption, conversion rights and liquidation preferences as shall be set forth in the resolutions providing therefor.

All of our 10,000,000 shares of authorized preferred stock are currently undesignated and unissued. At the consummation of this offering, we may issue up to 6,000,000 shares of Convertible Preferred Stock.

When issued, the Convertible Preferred Stock, and any shares of our common stock, par value $0.01 per share (the “Common Stock”), issued upon the conversion of, or in payment of dividends on, the Convertible Preferred Stock, will be fully paid and nonassessable. The holders of the Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to our shares, warrants or other securities of any class. The transfer agent, registrar, conversion and dividend disbursing agent for the Convertible Preferred Stock and our Common Stock is the Bank of New York Mellon.

The Convertible Preferred Stock is subject to mandatory conversion, as described below under ‘‘—Mandatory Conversion,” and is redeemable by us, at our option, as described below under “—Optional Redemption.”

Ranking

The Convertible Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to all classes of our Common Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);

•	on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”).

Maturity

The Convertible Preferred Stock is perpetual, and therefore does not have a maturity date.

Dividends

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for such purpose, cumulative dividends at an annual rate of 8.50% of the liquidation preference thereof of $10.00 per share of the Convertible Preferred Stock (equivalent to $0.85 per annum per share). Dividends on the Convertible Preferred Stock will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2010 (each a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date to which dividends have been paid, or if no dividends have been paid, from October 28, 2010 and may be paid in, at our election, cash, shares of Common Stock or a combination of cash and shares of Common Stock as described under “—Method of Payment of Dividends.”

Dividends will be payable to holders of record as they appear on our stock register on the March 20, June 20, September 20 and December 20 immediately preceding each Dividend Payment Date (each, a “Dividend Record Date”). Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of calendar days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Dividends on the Convertible Preferred Stock will accrue regardless of whether: (a) our agreements, including our credit facilities, at any time prohibit the current payment of dividends, (b) there are funds legally available for the payment of such dividends, or (c) such dividends are authorized by our board of directors.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of Common Stock have been set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

No dividends or other distributions in respect of shares of Junior Stock (other than dividends or other distributions payable solely in shares of Junior Stock) shall be declared or paid or set apart for payment on, and no purchase, redemption or other acquisition shall be made by us, of any shares of Junior Stock (except by conversion into or exchange for shares of Junior Stock) unless and until all accumulated, accrued and unpaid dividends on the Convertible Preferred Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment.

If at any time any dividend on any Senior Stock shall be in arrears, in whole or in part, no dividends or other distributions (other than dividends or other distributions payable solely in shares of Convertible Preferred Stock or Junior Stock) shall be declared or paid or set apart for payment on the Convertible Preferred Stock unless and until all accumulated, accrued and unpaid dividends on such Senior Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment.

No dividends or other distributions in respect of shares of Parity Stock (other than dividends or other distributions payable solely in shares of Parity Stock or Junior Stock) shall be declared or paid or set apart for payment on, and no purchase, redemption or other acquisition shall be made by us, of any shares of Parity Stock (except by conversion into or exchange for shares of Parity Stock or Junior Stock) unless and until full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for payment on the Convertible Preferred Stock for all dividend periods terminating on or prior to the date of any such declaration, payment, setting apart, purchase, redemption or other acquisition. No dividends or other distributions in respect of shares of the Convertible Preferred Stock (other than dividends or other distributions payable solely in shares of Parity Stock or Junior Stock) shall be declared or paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by us, of any shares of Convertible Preferred Stock (except by conversion into or exchange for shares of Parity Stock or Junior Stock), unless and until full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for payment on any Parity Stock for all dividend periods terminating prior to the date of any such declaration, payment, setting apart, purchase, redemption or other acquisition. When dividends are not paid in full upon the Convertible Preferred Stock and any Parity Stock, all dividends or other distributions paid or declared and set apart for payment upon shares of Convertible Preferred Stock and such Parity Stock shall be paid or declared and set apart for payment pro rata, so that the amount of dividends or other distributions paid or declared and set apart for payment per share on the Convertible Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of Convertible Preferred Stock and such Parity Stock bear to each other.

Our existing financial arrangements limit, and our future financing arrangements may limit, our ability to pay cash dividends on our capital stock; however, pursuant to the certificate of designation for the Convertible Preferred Stock, dividends on the Convertible Preferred Stock may be paid, at the election of our board of directors, in shares of our Common Stock.

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend (including accumulated and unpaid dividends) on the Convertible Preferred Stock:

•	in cash;

•	by delivery of shares of our Common Stock; or

•	through any combination of cash and shares of our Common Stock.

If we elect to make any such payment, or any portion thereof, in shares of our Common Stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 96% of the Market Value of our Common Stock (as defined below under “—Special Rights Upon a Fundamental Change”) as determined on the second Trading Day immediately prior to the Dividend Payment Date for such dividend. To the extent that we are paying any accumulated and unpaid dividends in addition to the dividend for the current dividend period, and we elect to pay all or a portion of such dividends in shares of Common Stock, we may increase the number of Trading Days over which such Market Value will be determined by up to an additional 30 Trading Days provided that we give holders of the Convertible Preferred Stock notice of any such extension at least five Scheduled Trading Days prior to the first Scheduled Trading Day of the applicable measurement period for the determination of Market Value in respect of such dividend, such notice to include the dates of the first and last Scheduled Trading Days of such measurement period.

We will make each dividend payment on the Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our Common Stock. We will give holders of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in shares of our Common Stock no later than the second Scheduled Trading Day prior to the first

Scheduled Trading Day of the applicable measurement period for the determination of Market Value in respect of such dividend, such notice to include the dates of the first and last Scheduled Trading Days of such measurement period.

Notwithstanding the above, we may not pay any portion of a dividend on the Convertible Preferred Stock by delivery of Common Stock unless (i) the Common Stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (ii) a shelf registration statement relating to that Common Stock has been filed with the SEC and is effective to permit the resale of that Common Stock by the holders thereof.

Liquidation

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including our common stock), in respect of each share of Convertible Preferred Stock an amount equal to the liquidation preference of $10 per share, plus any accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting

The holders of the Convertible Preferred Stock will have no voting rights except as set forth below or as otherwise required by Delaware law from time to time. We may not, without the consent or affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock, voting separately as a class, (a) authorize, create or issue any shares of any other class or series of Senior Stock (or any security convertible into Senior Stock), or (b) amend, alter or repeal any provision of our certificate of incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the Convertible Preferred Stock. Notwithstanding the foregoing, the authorization, creation or issuance of any shares of Parity Stock or Junior Stock will not require the approval of the holders of the Convertible Preferred Stock.

In addition, if at any time dividends on the Convertible Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon (whether or not consecutive), all the holders of shares of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable during a period of default on the payment of dividends, shall be entitled at the next annual or special meeting of our stockholders to elect two additional directors to our board of directors. Such voting rights and the term of the directors so elected will expire at such time when all accumulated and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of the Convertible Preferred Stock then outstanding shall have been declared and paid or set apart for payment. At any meeting held for the purpose of electing directors at which the holders of the Convertible Preferred Stock and any other preferred stock or preference securities having similar voting rights that are exercisable during a period of default on the payment of dividends shall have the right to elect directors, the presence in person or by proxy of the holders of shares representing a majority in voting power of the then outstanding shares of the Convertible Preferred Stock and any other preferred stock or preference securities having similar voting rights that are exercisable during a period of default on the payment of dividends shall be required and shall be sufficient to constitute a quorum of such class for the election of directors by such class.

The voting rights set forth above shall not apply if, at or prior to the time the act with respect to which such vote would otherwise be required, all outstanding shares of the Convertible Preferred Stock shall have been (a) converted into Common Stock by the holders of Convertible Preferred Stock, (b) converted into Common Stock or called for conversion by us in accordance with the provisions described under ‘‘—Mandatory Conversion” (provided, that, in the case of any call for conversion, all shares of Convertible Preferred Stock are so converted on the date scheduled for conversion and all amounts payable by us in respect of such conversion are paid on such date), or (c) redeemed or called for redemption by us in accordance with the provisions described under “—Redemption” (provided, that, in the case of any call for redemption, all shares of Convertible Preferred Stock are so redeemed on the date scheduled for redemption and all amounts payable by us in respect of such redemption are paid on such date).

In all cases in which the holders of Convertible Preferred Stock shall be entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

Conversion

Holders of Convertible Preferred Stock may, at their option, convert any or all of their shares of Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock at any time; provided, however, no holder of Convertible Preferred Stock that is a “related party” (as such term is defined in Rule 312.03(b)(7) of the New York Stock Exchange Listed Company Manual or any successor rule (“Rule 312”)) or otherwise described in section (b)(2) or (3) of Rule 312 (“NYSE Related Party”) may elect to convert its shares of Convertible Preferred Stock into Common Stock prior to the receipt by us of approval of such conversion right by the holders of a majority of the Common Stock then outstanding. Each share of Convertible Preferred Stock shall be convertible into a number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion to the nearest 1/1000th of a share) equal to the Conversion Rate (as defined below) in effect at the close of business on the conversion date. The conversion rate is initially equal to 1.484 shares of our Common Stock (which is equivalent to a conversion price of approximately $6.74) and shall be subject to adjustment from time to time as set forth below under “—Conversion Rate Adjustments” (such conversion rate, as so adjusted, being referred to herein as the “Conversion Rate”).

The “Conversion Price” at any time shall be equal to the liquidation preference at such time divided by the Conversion Rate in effect at such time.

Upon any such conversion of any share of Convertible Preferred Stock, the holder thereof shall also be entitled to receive a sum equal to all declared and unpaid dividends thereon to the conversion date (which dividends may, at our election, be in the form of (a) cash; (b) shares of our Common Stock; or (c) a combination of cash and shares of our Common Stock). If we elect to make any such payment in respect of declared and unpaid dividends, or any portion thereof, in shares of our Common Stock, such shares shall be valued for such purpose at 96%

of the Market Value of our Common Stock. For purposes of such conversion, the Market Value shall be calculated over the 15 Trading Day period beginning on the second Trading Day immediately prior to the date we give the notice of settlement election referred to in the following paragraph. To the extent that we are paying any accumulated and unpaid dividends in addition to the dividend for the current dividend period, and we elect to pay all or a portion of such dividends in shares of Common Stock, we may increase the number of Trading Days over which such Market Value will be determined by up to an additional 30 Trading Days.

If we elect to pay any amounts in respect of declared and unpaid dividends in shares of our Common Stock, we will inform holders so converting no later than the third Trading Day immediately following the related conversion date, such notice to include (i) a statement setting forth the portion of such payment that will be made in shares of the Common Stock and (ii) the dates of the first and last Scheduled Trading Days of the applicable measurement period for the purpose of determining Market Value. If we do not timely make such an election in respect of a particular conversion date, we will no longer have the right to so elect and will be required to pay all declared and unpaid dividends in cash.

If we elect to pay declared and unpaid dividends solely in cash, we will deliver the shares of our Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and unpaid dividends) deliverable upon conversion no later than the fourth Trading Day immediately following the relevant conversion date. If we elect to pay declared and unpaid dividends in shares of our Common Stock or a combination of cash and shares of our Common Stock, we will deliver the shares of our Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and unpaid dividends) deliverable upon conversion (excluding the additional shares of our Common Stock payable in respect of declared and unpaid dividends) no later than the fourth Trading Day immediately following the relevant conversion date and the additional shares of our Common Stock due in respect of declared and unpaid dividends no later than the fourth Trading Day immediately following the last Trading Day of the relevant measurement period for the determination of Market Value.

Notwithstanding the foregoing, we may not pay any portion of declared and unpaid dividends on the Convertible Preferred Stock by delivery of Common Stock unless (a) our Common Stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (b) a shelf registration statement relating to that Common Stock has been filed with the SEC and is effective to permit the resale of such shares of our Common Stock by the holders thereof.

Upon satisfaction of all conversion requirements set forth in the certificate of designation by the holder of the Convertible Preferred Stock, the holder converting such shares shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, such shares of Convertible Preferred Stock shall cease to be outstanding, dividends with respect to such shares of Convertible Preferred Stock shall cease to accumulate and all rights whatsoever with respect to such shares (except the right to receive the Common Stock and any cash in lieu of fractional shares of Common Stock due in connection with such conversion) shall terminate.

Mandatory Conversion

From and after October 28, 2013, if the Daily VWAP of our Common Stock equals or exceeds 130% of the then-prevailing Conversion Price for at least 20 Trading Days in a period of 30 consecutive Trading Days, we may, at our option, require that each then outstanding share of Convertible Preferred Stock be automatically converted into a number of shares of our Common Stock equal to the then applicable Conversion Rate; provided, however, we may not require a NYSE Related Party to convert its Convertible Preferred Stock into Common Stock prior to receipt by us of approval of such mandatory conversion right by the holders of a majority of the Common Stock then outstanding.

Upon any such mandatory conversion of any share of Convertible Preferred Stock, the holder thereof shall also be entitled to receive a sum equal to all declared and unpaid dividends thereon to the Mandatory Conversion Date (which dividends may, at our election, be (a) in the form of cash; (b) by delivery of shares of our Common Stock; or (c) through any combination of cash and shares of our Common Stock). If we elect to make any such dividend payment, or any portion thereof, in shares of our Common Stock, such shares shall be valued for such purpose at 96% of the Market Value of our Common Stock. For purposes of such mandatory conversion the Market Value shall be calculated over the 15 Trading Day period beginning on the second Trading Day following the date we provide the mandatory conversion notice referred to below. To the extent that we are paying any declared and unpaid dividends in addition to the dividend for the current dividend period, and we elect to pay all or a portion of such dividends in shares of Common Stock, we may increase the number of Trading Days over which such Market Value will be determined by up to an additional 30 Trading Days.

If we elect to pay declared and unpaid dividends solely in cash, we will deliver the shares of our Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and unpaid dividends) deliverable upon conversion no later than the Mandatory Conversion Date. If we elect to pay declared and unpaid dividends in shares of our Common Stock or a combination of cash and shares of our Common Stock, we will deliver the shares of our Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and unpaid dividends) deliverable upon conversion (excluding the additional shares of our Common Stock payable in respect of declared and unpaid dividends) no later than the Mandatory Conversion Date and the additional shares of our Common Stock due in respect of declared and unpaid dividends no later than the fourth Trading Day immediately following the last Trading Day of the relevant measurement period for the determination of Market Value.

Notwithstanding the foregoing, we may not pay any portion of a dividend on the Convertible Preferred Stock by delivery of Common Stock unless (a) our Common Stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (b) a shelf registration statement relating to that Common Stock has been filed with the SEC and is effective to permit the resale of such shares of our Common Stock by the holders thereof.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service or Bloomberg Business News (or if either such service is not available, another broadly disseminated news or press release service selected by the Company) prior to the opening of business on the first Trading Day following any date on which the conditions described in the first paragraph of this “Mandatory Conversion” section are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Convertible Preferred Stock (not more than four Trading Days after the date of the press release) of the mandatory conversion announcing our intention to convert the Convertible Preferred Stock. The conversion date will be a date selected by us (which we refer to as the “Mandatory Conversion Date”) and will be no more than 10 days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the Conversion Rate then in effect; and

•	instructions for surrendering the certificate or certificates, if any, evidencing the shares of Convertible Preferred Stock that are subject to such mandatory conversion.

The Mandatory Conversion Notice shall also state that all declared and unpaid dividends on the shares of Convertible Preferred Stock to the Mandatory Conversion Date will be paid on the Mandatory Conversion Date, whether any portion of such dividends will be paid in cash, shares of Common Stock, or a combination thereof (and, if any portion of such amounts will be paid in shares of Common Stock, (i) a statement setting forth the portion of such payment that will be made in cash and the portion that will be made in shares of the Common Stock and (ii) the date of the first and last Scheduled Trading Day of the measurement period for purposes of determining Market Value) and that on and after the Mandatory Conversion Date, dividends will cease to accumulate on such shares.

“Daily VWAP” of our Common Stock on any Trading Day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ALJ.N <EQUITY> VAP (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Trading Day (or if such volume-weighted average price is unavailable, the Market Value of one share of our Common Stock on such trading day determined, using a volume-weighted average method to the extent practicable, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Trading Day” means a day during which (i) trading in our Common Stock generally occurs on The New York Stock Exchange or, if our Common Stock is not listed on The New York Stock Exchange, the principal U.S. national or regional securities exchange on which our Common Stock is listed, admitted for trading or quoted or, if our Common Stock is not so listed, admitted for trading or quoted, any business day and (ii) there is no Market Disruption Event. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for a regular full Trading Day on the relevant exchange or trading system. For the avoidance of doubt, Trading Day shall not include any Scheduled Trading Day with a scheduled closing time earlier than the then standard closing time for a regular full Trading Day even if such earlier closing time is the scheduled closing time for such day.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day. If our Common Stock is not so listed for trading or quotation on or by any exchange or quotation system, Scheduled Trading Day means a business day.

“Market Disruption Event” means (a) a failure by the primary United States national securities or regional exchange or market on which our Common Stock is listed, admitted for trading or quoted to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for our Common Stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our Common Stock or in any options, contracts or future contracts relating to our Common Stock.

Conversion Rate Adjustments

The Conversion Rate will be adjusted as described below, except that we will not make any adjustments to the Conversion Rate if holders of the shares of Convertible Preferred Stock participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our Common Stock and solely as a result of holding the shares of Convertible Preferred Stock, in any of the transactions described below without having to convert their shares of Convertible Preferred Stock as if they held a number of shares of our Common Stock equal to the Conversion Rate in effect immediately prior to the effective time for such adjustment, multiplied by the number of shares of Convertible Preferred Stock held by such holder.

(1) If we exclusively issue shares of our Common Stock as a dividend or distribution on shares of our Common Stock, or if we effect a share split or share combination, the Conversion Rate will be adjusted based on the following formula:

CR1	=	CR0	x	OS1 OS0

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of the business on the record date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;
CR1 =	the Conversion Rate in effect immediately after the close of the business on such record date or immediately after the open of business on such effective date;
OS0 =	the number of shares of our Common Stock outstanding immediately prior to the close of the business on such record date or immediately prior to the open of business on such effective date; and
OS1 =	the number of shares of our Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the close of the business on the record date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we issue to all or substantially all holders of our Common Stock any rights, options or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our Common Stock at a price per share less than the average of the Closing Sale Prices of our Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	OS0 + X OS0 + Y

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of the business on the record date for such issuance;
CR1 =	the Conversion Rate in effect immediately after the close of the business on such record date;
OS0 =	the number of shares of our Common Stock outstanding immediately prior to the close of the business on such record date;
X =	the total number of shares of our Common Stock issuable pursuant to such rights, options or warrants; and

Y =	the number of shares of our Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Sale Prices of our Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of the business on the record date for such issuance. To the extent that shares of our Common Stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of our Common Stock actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such ex-dividend date for such issuance had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of our Common Stock at less than such average of the Closing Sale Prices for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such shares of our Common Stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our Common Stock, excluding:

•	dividends, distributions, rights, options or warrants as to which an adjustment was effected pursuant to clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	SP0 SP0 − FMV

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of the business on the record date for such distribution;
CR1 =	the Conversion Rate in effect immediately after the close of the business on such record date;
SP0 =	the average of the Closing Sale Prices of our Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such distribution; and
FMV =	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of our Common Stock on the ex-dividend date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the close of the business on the record date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such distribution had not been declared.

If our board of directors determines the “FMV” (as defined above) of any distribution for purposes of this clause (3) by reference to the actual or when-issued trading market for any securities, it will in doing so consider the prices in such market over the same period used in computing the Closing Sale Prices of our Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Common Stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the spin-off) on a U.S. national or regional securities exchange, which we refer to as a “spin-off,” the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	FMV0 + MP0 MP0

where,

CR0 =	the Conversion Rate in effect immediately prior to the end of the valuation period (as defined below);
CR1 =	the Conversion Rate in effect immediately after the end of the valuation period;
FMV0 =	the average of the Closing Sale Prices of the capital stock or similar equity interest distributed to holders of our Common Stock applicable to one share of our Common Stock (determined for purposes of the definition of Closing Sale Price as if such capital stock or similar equity interest were our Common Stock) over the first 10 consecutive Trading Day period beginning on, and including, the ex-dividend date of the spin-off (the “valuation period”); and
MP0 =	the average of the closing sale prices of our Common Stock over the valuation period.

The increase to the Conversion Rate under the preceding paragraph will be determined on the last Trading Day of the valuation period but will be given effect immediately after the open of business on the ex-dividend date for the spin-off; provided that in respect of any conversion during the valuation period, references in the portion of this clause (3) related to spin-offs to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the ex-dividend date of such spin-off to, and including, the conversion date in determining the applicable Conversion Rate.

(4) If any cash dividend or distribution is made to all or substantially all holders of our Common Stock, other than a regular, quarterly cash dividend that does not exceed $0.04 per share (the “initial dividend threshold”), the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	SP0 − T SP0 − C

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of the business on the record date for such dividend or distribution;
CR1 =	the Conversion Rate in effect immediately after the close of the business on the record date for such dividend or distribution;
SP0 =	the average of the Closing Sale Prices of our Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such dividend or distribution;
T =	the initial dividend threshold; provided that if the dividend or distribution in question is not a regular quarterly cash dividend, the initial dividend threshold will be deemed to be zero; and
C =	the amount in cash per share that we distribute to holders of our Common Stock.

The initial dividend threshold is subject to concurrent adjustment in a manner inversely proportional to adjustments to the Conversion Rate; provided that no adjustment will be made to the initial dividend threshold for any adjustment to the Conversion Rate under this clause (4).

Such increase shall become effective immediately after the close of the business on the record date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our Common Stock, if the cash and value of any other consideration included in the payment per share of Common Stock exceeds the average of the Closing Sale Prices of our Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate will be increased based on the following formula:

CR1	=	CR0	x	AC + (SP1 x OS1) OS0 x SP1

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;
CR1 =	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;
AC =	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;
OS0=	the number of shares of our Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender offer or exchange offer);
OS1 =	the number of shares of our Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and
SP1 =	the average of the Closing Sale Prices of our Common Stock over the 10 consecutive Trading Day period immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under the preceding paragraph will be determined at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires but will be given effect immediately after the open of business on the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references in this clause (5) to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date of such tender or exchange offer to, and including, the conversion date in determining the applicable Conversion Rate.

Except as stated herein, we will not adjust the Conversion Rate for the issuance of shares of our Common Stock or any securities convertible into or exchangeable for shares of our Common Stock or the right to purchase shares of our Common Stock or such convertible or exchangeable securities.

The “ex-dividend date” is the first date on which shares of our Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of our Common Stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. As used in this section, the “effective date” means the first date on which the shares trade on the applicable exchange or in the applicable market, regular way, reflecting the transaction.

The “record date” is, with respect to any dividend, distribution or other transaction or event in which the holders of our Common Stock (or other security) have the right to receive any cash, securities or other property or in which our Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of securityholders entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors, by statute, by contract or otherwise).

The “Closing Sale Price” of our Common Stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our Common Stock is traded. If our Common Stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Closing Sale Price” will be the last quoted bid price for our Common Stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our Common Stock is not so quoted, the “Closing Sale Price” will be the average of the mid-point of the last bid and ask prices for our Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

To the extent permitted by law and the rules of The New York Stock Exchange or any other securities exchange on which any of our securities are then listed, we are permitted to increase the Conversion Rate by any amount for a period of at least 20 Trading Days if our board of directors determines that such increase would be in our best interest, which determination will be conclusive. We may also (but are not required to) increase the Conversion Rate to avoid or diminish income tax to holders of our Common Stock or rights to purchase shares of our Common Stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including a distribution of cash dividends to holders of shares of our Common Stock, be deemed to have received a distribution subject to

U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the Conversion Rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the Conversion Rate, see “Certain U.S. Federal Income Tax Consequences.”

To the extent that we have a rights plan in effect upon conversion of the shares of Convertible Preferred Stock into Common Stock, holders of the shares of Convertible Preferred Stock will receive, in addition to shares of our Common Stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from our Common Stock, in which case, and only in such case, the Conversion Rate will be adjusted at the time of separation as if we distributed to all holders of our Common Stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The Conversion Rate will not be adjusted:

•	upon the issuance of any shares of our Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Common Stock under any plan;

•	upon the issuance of any shares of our Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the shares of Convertible Preferred Stock were first issued;

•	for a change solely in the par value of our Common Stock; or

•	for accumulated and unpaid dividends, if any.

Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment to the Conversion Rate unless the adjustment would require a change of at least 1% in the Conversion Rate. However, we will carry forward any adjustments that are less than 1% of the Conversion Rate and make such carried-forward adjustments; provided that, all such carried forward adjustments shall be made on the conversion date of any shares of Convertible Preferred Stock or at the time we notify holders of shares of Convertible Preferred Stock of a Fundamental Change (as defined under the heading “— Special Rights Upon a Fundamental Change”).

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the event of:

•	any recapitalization, reclassification or change of our Common Stock (other than changes resulting from a subdivision or combination);

•	any consolidation, merger or combination involving us;

•	any sale, lease or other transfer to another person of all or substantially all of our property and assets; or

•	any statutory share exchange;

in each case, as a result of which our Common Stock would be converted into, or exchanged for, stock, other securities or other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, the right to convert each share of Convertible Preferred Stock will be changed into a right to convert each such share of Convertible Preferred Stock into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of our Common Stock equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. If the transaction causes our Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the shares of Convertible Preferred Stock will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our Common Stock that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the certificate of designation not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of Prices

Whenever any provision of the certificate of designation requires us to calculate the Closing Sale Prices or the Daily VWAPs over a span of multiple days, our board of directors will make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the ex-dividend date of the event occurs, at any time during the period when the Closing Sale Prices or the daily VWAPs are to be calculated.

Special Rights Upon a Fundamental Change

In the event that we are a party to a transaction or event described in clauses (1) (after giving effect to the paragraph following the definition of Fundamental Change), (2) or (4) of the definition of Fundamental Change, we must give notice of each such Fundamental Change to all record holders of the Convertible Preferred Stock at least 20 Scheduled Trading Days prior to the anticipated Effective Date of the Fundamental Change, or (ii) if such prior notice is not practicable in the case of a transaction or an event described in clause (3) of the definition of Fundamental Change, we must give the related Fundamental Change Notice to all record holders of the Convertible Preferred Stock no later than the second Trading Day following the Effective Date of such Fundamental Change. If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the Trading Day immediately following the effective date of such Fundamental Change and ending at the close of business on the 30th Trading Day immediately following such effective date (such 30th Trading Day, the “Expiration Date”), in respect of each share of Convertible Preferred Stock so converted the holder will automatically receive a number of shares of our Common Stock equal to the greater of:

•	a number of shares of our Common Stock equal to (a) the then applicable Conversion Rate, plus (b) the Make-Whole Premium, if any, described under “—Determination of the Make-Whole Premium”; and

•	a number of shares of our Common Stock equal to (a) the liquidation preference of $10 per share of Convertible Preferred Stock divided by (b) the greater of (i) the Market Value as of the effective date, and (ii) $2.30.

Upon any such conversion of any share of Convertible Preferred Stock in connection with a Fundamental Change, the holder thereof shall also be entitled to receive a sum equal to all declared and unpaid dividends thereon to the conversion date which dividends may (unless holders of our Common Stock receive only cash in the transaction constituting a Fundamental Change), at our election, be (a) in the form of cash; (b) by delivery of shares of our Common Stock; or (c) through any combination of cash and shares of our Common Stock). If we elect to make any such dividend payment, or any portion thereof, in shares of our Common Stock, such shares shall be valued for such purpose at 96% of the Market Value of our Common Stock. For purpose of such conversion, the Market Value shall be calculated over the 15 Trading Day period beginning on the second Trading Day immediately following the date we give the notice of settlement election referred to in the following paragraph. To the extent that we are paying any declared and unpaid dividends in addition to the dividend for the current dividend period, and we elect to pay all or a portion of such dividends in shares of Common Stock, we may increase the number of Trading Days over which such Market Value will be determined by up to an additional 30 Trading Days.

If we elect to pay any amounts in respect of declared and unpaid dividends in shares of our Common Stock, we will inform holders so converting no later than the third Trading Day immediately following the related conversion date, such notice to include (i) a statement setting forth the portion of such payment that will be made in cash and the portion that will be made in shares of the Common Stock and (ii) the dates of the first and last Scheduled Trading Days of the applicable measurement period for the purpose of determining Market Value. If we do not timely make such an election in respect of a particular conversion date, we will no longer have the right to so elect and will be required to pay all declared and unpaid dividends in cash.

If we elect to pay unpaid dividends solely in cash, we will deliver the shares of our Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and unpaid dividends) deliverable upon conversion no later than the fourth Trading Day immediately following the relevant conversion date. If we elect to pay unpaid dividends in shares of our Common Stock or a combination of cash and shares of our Common Stock, we will deliver the shares of our Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and unpaid dividends) deliverable upon conversion (excluding the additional shares of our Common Stock payable in respect of unpaid dividends) no later than the fourth Trading Day immediately following the relevant conversion date and the additional shares of our Common Stock due in respect of unpaid dividends no later than the fourth Trading Day immediately following the last Trading Day of the measurement period for purposes of determining Market Value.

Notwithstanding the foregoing, we may not pay any portion of a dividend on the Convertible Preferred Stock by delivery of Common Stock unless (a) our Common Stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (b) a shelf registration statement relating to that Common Stock has been filed with the SEC and is effective to permit the resale of such shares of our Common Stock by the holders thereof.

The foregoing provisions shall only be applicable with respect to conversions effected at any time beginning at the opening of business on the Trading Day immediately following the effective date of such Fundamental Change and ending at the close of business on the 30th Trading Day immediately following such effective date. In lieu of issuing the number of shares of Common Stock issuable upon conversion pursuant to the foregoing provisions, we may, at our option, make a cash payment equal to the Market Value for each such share of Common Stock otherwise issuable upon conversion based on the adjusted Conversion Rate determined for the period ending on the effective date of the Fundamental Change and, if we elect to pay cash, such amount will be payable no later then the fourth Trading Day following the relevant conversion date. Our notice of Fundamental Change will indicate if we will issue stock or pay cash upon conversion.

A “Fundamental Change” will be deemed to have occurred upon the occurrence of any of the following:

(1)	we consolidate with, merge with or into, another person, or any person consolidates with, or merges with or into, us, other than pursuant to a transaction in which the persons that “beneficially owned” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, our voting shares immediately prior to such transaction beneficially own, directly or indirectly, voting shares representing a majority of the total voting power of all outstanding classes of voting shares of the continuing or surviving person in substantially the same proportion among themselves as such ownership immediately prior to such transaction;

(2)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than pursuant to a transaction in which persons that “beneficially owned” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, our voting shares immediately prior to such transaction beneficially own, directly or indirectly, voting shares representing a majority of the total voting power of such person or group;

(3)	the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than one or more Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting shares; or

(4)	our Common Stock ceases to be listed on the New York Stock Exchange or The Nasdaq Global Select Market.

However, a Fundamental Change will not be deemed to have occurred in the case of a merger or consolidation, if at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a company incorporated or organized under the laws of the United States or any political subdivision thereof, and traded on the New York Stock Exchange or The Nasdaq Global Select Market (or which will be so traded or quoted when issued or exchanged in connection with such transaction).

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

“Permitted Holders” means, individually or collectively in any combination, Alon Israel, any person that controls Alon Israel as of the date of issuance, and David Wiessman (or any trustee acting on behalf of David Wiessman), together with any person that is controlled by any of the foregoing, individually or collectively in any combination and any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) that is comprised primarily (in terms of economic interests) of any of the foregoing, individually, collectively or in any combination.

“Market Value” means the average of the Daily VWAP of our Common Stock as calculated for each day during the 15 consecutive Trading Day period ending immediately prior to the date of determination or as calculated in such other manner as may be specified herein.

Our obligation to increase the Conversion Rate in connection with a Fundamental Change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Determination of the Make-Whole Premium

If you elect to convert your shares of Convertible Preferred Stock upon the occurrence of a Fundamental Change that occurs prior to October 28, 2013, in certain circumstances, you will be entitled to receive, in addition to a number of shares of Common Stock equal to the then applicable Conversion Rate, an additional number of shares of Common Stock (the “Additional Shares” or the “Make-Whole Premium”) upon conversion as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the Fundamental Change is consummated (the “effective date”) and the stock price. If holders of our Common Stock receive only cash in the transaction constituting a Fundamental Change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the Daily VWAP of our Common Stock on the five Trading Days prior to but not including the effective date of the transaction constituting a Fundamental Change.

The following table sets forth the stock price paid, or deemed paid, per share of our Common Stock in a transaction that constitutes the Fundamental Change, the effective date and the Make-Whole Premium (expressed as a number of Additional Shares) to be paid upon a conversion in connection with a Fundamental Change:

Number of Additional Shares

	Stock Price
Effective Date	$5.70	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00

November 1, 2010	0.2612	0.2612	0.2108	0.1717	0.1438	0.1231	0.0894	0.0692	0.0556	0.0457	0.0322	0.0234	0.0173	0.0128
November 1, 2011	0.2600	0.2368	0.1782	0.1396	0.1133	0.0949	0.0672	0.0518	0.0417	0.0344	0.0245	0.0180	0.0133	0.0099
November 1, 2012	0.2253	0.1992	0.1340	0.0937	0.0692	0.0543	0.0361	0.0277	0.0225	0.0187	0.0135	0.0100	0.0075	0.0057
November 1, 2013	0.2070	0.1768	0.0932	0.0330	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the column headings of the table above will be adjusted as of any date on which the Conversion Rate is otherwise adjusted. The adjusted stock prices will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares will be adjusted in the same manner and at the same time as the Conversion Rate is adjusted as set forth under “—Conversion Rate Adjustments.”

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the Make-Whole Premium will be determined by straight-line interpolation between Make-Whole Premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $40.00 per share (subject to adjustment in the same manner as the stock price) no Make-Whole Premium will be paid; and

•	if the stock price is less than or equal to $5.70 per share (subject to adjustment in the same manner as the stock price), no Make-Whole Premium will be paid.

Our obligation to pay the Make-Whole Premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Optional Redemption

The Convertible Preferred Stock will not be redeemable at our option prior to October 28, 2017. On and after October 28, 2017, we may, at our option, upon not less than 30 and not more than 60 calendar days’ notice to holders of the Convertible Preferred Stock, redeem all or any portion of the shares of Convertible Preferred Stock then outstanding, at once or over time, for cash in an amount per share of Convertible Preferred Stock equal to the liquidation preference thereof, plus all accumulated and unpaid dividends thereon, if any, whether or not declared, to, but not including, the redemption date. At our election, any portion of the redemption price attributable to accumulated and unpaid dividends may be paid (a) in the form of cash, (b) by delivery of shares of our Common Stock or (c) through any combination of cash and shares of our Common Stock.

If we elect to make any such payment in respect of unpaid dividends, or any portion thereof, in shares of our Common Stock, such shares shall be valued for such purpose at 96% of the Market Value of our Common Stock as determined on the second Trading Day immediately prior to the redemption date. To the extent that we are paying any accumulated and unpaid dividends in addition to the dividend for the current dividend period, and we elect to pay all or a portion of such dividends in shares of our Common Stock, we may increase the number of Trading Days over which such Market Value will be determined by up to an additional 30 Trading Days; provided, that we give holders of the Convertible Preferred Stock notice of any such extension at least five Scheduled Trading Days prior to the first Scheduled Trading Day of the applicable measurement period for the determination of Market Value in respect of such portion of the redemption price.

We will pay the redemption price in cash, except to the extent we elect to pay all or any portion of such amount attributable to accumulated and unpaid dividends by delivery of shares of the Common Stock or through any combination of cash and shares of our Common Stock. We shall give holders of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in shares of our Common Stock no later than the second Scheduled Trading Day prior to the first Scheduled Trading Day of the applicable measurement period for the determination of Market Value, such notice to include the dates of the first and last Scheduled Trading Days of such measurement period.

Notwithstanding the foregoing, we may not pay any portion of the redemption price by delivery of shares of our Common Stock unless (a) our Common Stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (b) a shelf registration statement relating to that Common Stock has been filed with the SEC and is effective to permit the resale of such shares of our Common Stock by the holders thereof.

In the event that we elect to redeem shares of Convertible Preferred Stock, we will send a written notice to holders, publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, the City of New York, publish such information on our internet site and issue a press release containing such information for publication on the Dow Jones News Service or Bloomberg Business News (or if such services are not available, another broadly disseminated news or press release service selected by us). In addition to any information required by applicable law or regulation or the certificate of designations, the notice of redemption, the newspaper, our internet site and press release shall state, as appropriate:

•	the redemption date;

•	the redemption price and whether any portion of the redemption price attributable to accumulated and unpaid dividends will be paid in cash, shares of our common stock, or a combination thereof (and, if any portion of such amounts will be paid in shares of our common stock, the date of the first and last Scheduled Trading Day of the measurement period for purposes of determining the Market Value);

•	the Conversion Rate then in effect; and

•	instructions for surrendering the certificate or certificates, if any, evidencing the shares of Convertible Preferred Stock that are subject to such redemption.

Fractional Shares

If, upon payment of a dividend on the Convertible Preferred Stock or upon conversion of the Convertible Preferred Stock, a holder would be entitled to receive a fractional interest in a share of our Common Stock, we will, upon conversion, pay in lieu of such fractional interest, cash in an amount equal to the product of (a) the Closing Sale Price of a share of Common Stock on the Trading Day immediately preceding the date on which shares of Common Stock are issued upon conversion of a share of Convertible Preferred Stock, and (b) such fraction of a share.

Tax

We will not be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of Common Stock upon conversion of Convertible Preferred Stock in a name other than that of the holder of the shares of Convertible Preferred Stock being converted, nor will we be required to issue or deliver any such shares or other securities or property unless and until the person or persons requesting the issuance has paid to us the amount of any tax owing or has established to our satisfaction that the tax has been paid.

Notices

Whenever we are required to provide notice to holders of the Convertible Preferred Stock of a mandatory conversion, optional redemption or Fundamental Change, in addition to any other notice required by the certificate of designation, we will issue a press release containing such information for publication on the Dow Jones News Service or Bloomberg Business News (or if such services are not available, another broadly disseminated news or press release service selected by us).

Book-Entry, Delivery and Form

We will initially issue the Convertible Preferred Stock in the form of one or more global securities. The global securities will be deposited with, or on behalf of, The Depository Trust Company, or the Depository, and registered in the name of the Depository or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in the global securities directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

Shares of Convertible Preferred Stock that are issued as described below under “—Certificated and Book-Entry Convertible Preferred Stock” will be issued as certificated shares in definitive form or as shares in book-entry form. Upon the transfer of Convertible Preferred Stock in definitive form or book-entry form, such Convertible Preferred Stock will, unless the global securities have previously been exchanged for Convertible Preferred Stock in definitive form or book-entry form, be exchanged for an interest in the global securities representing the liquidation preference of Convertible Preferred Stock being transferred.

The Depository has advised us as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial

Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depository, upon the deposit of the global securities with, or on behalf of, the Depository, the Depository will credit, on its book-entry registration and transfer system, the liquidation preference of the Convertible Preferred Stock represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers of such Convertible Preferred Stock. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depository, or its nominee, is the registered holder and owner of the global securities, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the Convertible Preferred Stock evidenced by the global certificates for all purposes of such Convertible Preferred Stock and the certificate of designation. Except as set forth below, as an owner of a beneficial interest in the global certificates, you will not be entitled to have the Convertible Preferred Stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Convertible Preferred Stock in definitive form, will not receive or be entitled to receive book-entry shares of Convertible Preferred Stock and will not be considered to be the owner or holder of any Convertible Preferred Stock under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depository, as the holder of the global securities, is entitled to take, the Depository will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on Convertible Preferred Stock represented by the global securities registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that the Depository or its nominee, upon receipt of any payment on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the liquidation preference of the global securities as shown on the records of the Depository or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interest in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Convertible Preferred Stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or indirect participants, or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants or indirect participants.

Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated and Book-Entry Convertible Preferred Stock

Subject to certain conditions, the Convertible Preferred Stock represented by the global securities is exchangeable for certificated Convertible Preferred Stock in definitive form or book-entry form of Convertible Preferred Stock of like tenor as such Convertible Preferred Stock if (a) the Depository notifies us that it is unwilling or unable to continue as Depository for the global securities or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed within 90 calendar days or (b) we, in our discretion, at any time determine not to have all of the Convertible Preferred Stock represented by the global securities. Any Convertible Preferred Stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Convertible Preferred Stock or book-entry form of Convertible Preferred Stock issuable for such number of shares and registered in such names as the Depository shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depository or its nominee.

DESCRIPTION OF CAPITAL STOCK

Alon is authorized to issue two classes of capital stock, designated common stock and preferred stock. The total number of shares of capital stock that Alon is authorized to issue is 110,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, there were outstanding 54,181,329 shares of common stock and no shares of preferred stock. The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of the convertible preferred stock and any other preferred stock we may issue in the future.

Blank Check Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.

Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

General

Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

No Stockholder Action by Written Consent

Our certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors.

Advance Notice Procedure

Our bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 60 nor more than 90 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 30 calendar days from such anniversary date, not earlier than the 90th calendar day prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into Indemnification Agreements with each of our directors and certain of our officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. We also maintain directors and officers insurance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon. The transfer agent and registrar for our convertible preferred stock will be The Bank of New York Mellon.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table presents information regarding the number of shares of Alon common stock beneficially owned as of August 1, 2010 by each of Alon’s directors, each executive officer of Alon named in the Summary Compensation Table included in our 2010 Proxy Statement, which is incorporated by reference herein, and all directors and executive officers of Alon as a group. In addition, the table presents information about each person known by Alon to beneficially own 5% or more of Alon’s outstanding common stock. The table also presents the potential effects of the offering on the ownership of common stock (assuming conversion of the convertible preferred stock immediately after consummation of the offering) if Alon Israel purchases 3,000,000 shares of convertible preferred stock and the remaining 3,000,000 shares of convertible preferred stock are sold to new investors. Unless otherwise indicated by footnote, the beneficial owner exercises sole voting and investment power over the shares. The percentage of outstanding shares is calculated on the basis of 54,181,329 shares of Alon common stock outstanding as of August 1, 2010.

	Beneficial Share Ownership
			Percent of
			Outstanding Shares
			if Alon Israel
			Purchases
		Percent of	3,000,000 Shares of
	Number of	Outstanding	Convertible
	Shares	Shares	Preferred Stock

Directors, Executive Officers and 5% Stockholders:
Directors and Executive Officers:
David Wiessman (1)	2,715,519	5.01%	4.69%
Itzhak Bader	—	—	—
Boaz Biran	—	—	—
Shlomo Even	—	—	—
Avinadav Grinshpon	—	—	—
Ron W. Haddock	22,583	*	*
Jeff D. Morris (2)	100	*	*
Yeshayuhu Pery	—	—	—
Zalman Segal	10,083	*	*
Avraham Shochat (3)	8,696	*	*
Joseph Israel (4)	7,258	*	*
Shai Even (4)	—	—	—
Michael Oster (4)	93	*	*
Harlin R. Dean (5)	7,446	*	*
All directors and executive officers as a group (18 persons)(1) (2)(4)	2,791,278	5.15%	4.81%
Other 5% or more Stockholders
Alon Israel Oil Company, Ltd. (6)(7)	41,183,097	76.01%	72.34%
Africa-Israel Investments Ltd.(8)	6,255,313	11.55%	9.92%

*	Indicates less than 1%

(1)	Includes: (a) a right to exchange a 2.71% ownership interest in Alon Israel held in trust by Eitan Shmueli, as trustee, of which Mr. Wiessman is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including Alon, which if exercised in full as of August 1, 2010 would represent 1,468,314 shares of Alon common stock; and (b) 1,247,205 shares of Alon common stock held by Mr. Wiessman.

(2)	Jeff D. Morris, Claire A. Hart (an executive officer of Alon) and Joseph A. Concienne, III (an executive officer of Alon) each own shares of non-voting stock of Alon Assets and Alon Operating. Alon Assets and Alon Operating are subsidiaries of Alon through which Alon conducts substantially all of its business. As of August 1, 2010, there were 239,462.65 shares of capital stock of Alon Assets outstanding and 89,921.92 shares of capital stock of Alon Operating outstanding. Messrs. Morris, Hart and Concienne each own shares of non-voting stock of Alon Assets and Alon Operating as set forth in the following table:

	Alon Assets		Alon Operating
	Non-Voting	Percent of all	Non-Voting	Percent of all
Name of Beneficial Owner	Common Stock	Common Stock	Common Stock	Common Stock

Jeff D. Morris	10,689.4	4.46%	4,014.1	4.46%
Claire A. Hart	2,672.2	1.12	1,003.4	1.12
Joseph A. Concienne	1,413.4	0.59	530.7	0.59

Total	14,775.0	6.17%	5,548.2	6.17%

The individuals named in the table above hold options to purchase an aggregate of 2,793.5 shares of Alon Assets and 1,049.1 shares of Alon Operating. Subject to the satisfaction of specified performance targets and certain acceleration events, these options vest in full by December 31, 2010 (assuming the continued employment of the individuals).

(3)	Shares of Alon common stock are held in trust by Sian Holdings Enterprises LTD., which is an entity controlled by Mr. Shochat.

(4)	Pursuant to the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan, on March 7, 2007 Alon made grants of Stock Appreciation Rights (“SARs”) to certain officers at a grant price of $28.46 per share. On January 25, 2010, Alon amended the March 7, 2007 SARs grants to extend the exercise period. The SARs granted on March 7, 2007 vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and are exercisable (as amended) during the 3-year period following the date of vesting.

Pursuant to the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan, on January 25, 2010 Alon made grants of SARs to certain officers at a grant price of $16.00 per share. The SARs granted on January 25, 2010 vest as follows: 50% on December 10, 2011, 25% on December 10, 2012 and 25% on December 10, 2013 and are exercisable during the 365-day period following the date of vesting.

When exercised, the SARs are convertible into shares of Alon common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon common stock on the exercise date and the grant price of the SARs (the “Spread”), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon common stock on the exercise date. In no event may a SAR be exercised if the Spread is not a positive number. On August 2, 2010, the reported closing price for Alon common stock on the NYSE was $6.67 which was less than the respective grant prices, and, as a result, no shares are reflected in this table in respect of the SARs.

(5)	Harlin R. Dean, Alon’s Senior Vice President-Legal, Secretary and General Counsel, resigned effective July 16, 2010. Pursuant to Mr. Dean’s Form 4s on file with the SEC on July 16, 2010, he beneficially owned 7,446 shares of Alon common stock on such date.

(6)	Alon Israel filed a Schedule 13D/A with the SEC on January 5, 2010 reporting that Alon Israel beneficially owned 41,183,097 shares of Alon common stock, of which it had sole investment and voting power over 40,952,082 shares and shared investment and voting power over 231,015 shares owned by Tabris Investments Inc. (a wholly-owned subsidiary of Alon Israel). The address of Alon Israel and Tabris is Europark (France Building), Kibbutz Yakum 60972, Israel.

As of August 1, 2010, Alon Israel had 6,215,185 ordinary shares outstanding, which were owned of record as follows:

		Percent of
	Number of	Outstanding
Record Holder	Shares	Shares

Bielsol Investments (1987) Ltd.(a)	3,131,375	50.38%
Several Purchase organizations of the Kibbutz Movement (b)	2,915,497	46.91
Mr. Eitan Shmueli, as trustee (c)	168,313	2.71

Total	6,215,185	100.00%

(a)	Bielsol Investments (1987) Ltd. is a privately held Israeli limited liability company that is beneficially owned (1) 80.0% by Shebug Ltd., an Israeli limited liability company that is wholly-owned by the family of

Shraga Biran, the father of Boaz Biran, one of Alon’s directors, and (2) 20.0% by David Wiessman, the Executive Chairman of the Board. The address of Bielsol Investments (1987) Ltd. is 1 Denmark St., Petach-Tivka, Israel.

(b)	The Kibbutz Movement is a combination of approximately 270 economic cooperatives, or purchase organizations, engaged in agriculture, industry and commerce in Israel. The shares of Alon Israel shown in the table above as owned by several purchase organizations of the Kibbutz Movement are owned of record by nine such purchase organizations. Each of the purchase organizations that owns of record 5% or more of the outstanding shares of Alon Israel is shown on the following table:

		Percent of
	Number of	Outstanding
Purchase Organization	Shares	Shares

Granot Cooperative Regional Organization Corporation (i)	505,172	8.13%
Mishkey Emek Hayarden Ltd.	489,012	7.87%
Miskey Hanegev Export Ltd.	476,209	7.66%
Mishkey Darom Cooperative Regional Organization Corporation	385,519	6.20%
Mishkey Galil elyon Cooperative Regional Organization Corporation	391,005	6.30%
Alonit Cooperative Regional Organization Corporation	405,394	6.53%

(i)	Itzhak Bader, one of Alon’s directors, is Chairman of Granot Cooperative Regional Organization Corporation.

The purchase organizations of the Kibbutz Movement have granted a holding company, or the Holding Company, an irrevocable power of attorney to vote all of the shares of Alon Israel held by such purchase organizations. The Holding Company is an Israeli limited liability company that is owned by nine organizations of the Kibbutz Movement, some of which are also stockholders of Alon Israel. One of Alon’s directors, Mr. Bader, is Chairman of the Holding Company.

(c)	The shares of Alon Israel held by Mr. Eitan Shmueli are held by him as trustee of a trust which David Wiessman, the Executive Chairman of the Board, is the sole beneficiary. These shares are treated as non-voting shares.

Bielsol Investments (1987) Ltd., the purchase organizations of the Kibbutz Movement and the Holding Company are parties to a stockholders agreement. Under that agreement:

•	Certain major decisions made by Alon Israel require the approval of more than 75% of the voting interests in Alon Israel or of more than 75% of the board of directors of Alon Israel, as applicable. The provisions of the stockholders agreement relating to approval of major transactions involving Alon Israel also apply to approval of major transactions involving significant subsidiaries of Alon Israel, including Alon.

•	The number of directors of Alon Israel must be between three and 12. The provision under the agreement currently allows Bielsol Investments (1987) Ltd. to elect six directors and the purchase organizations of the Kibbutz Movement to elect five directors.

•	There are various rights of first refusal among the stockholders who are party to the agreement.

(7)	Alon Israel has caused, or has agreed to cause, up to $15.0 million of letters of credit to be issued for the benefit of Krotz Springs. Alon Israel has the option to withdraw the $15.0 million letters of credit and acquire shares of preferred stock of Alon Refining Louisiana, Inc. (“Alon Louisiana”), a subsidiary of Alon, in an amount equal to such withdrawn letters of credit. The shares of Alon Louisiana’s preferred stock acquired upon withdrawal of the $15.0 million letters of credit are exchangeable under certain circumstances for shares of Alon common stock. Additionally, Alon has an option to issue shares of Alon common stock to Alon Israel in satisfaction of the payment obligations under promissory notes to be issued by a subsidiary of Alon in the event of a draw of any of the $15.0 million letters of credit. For more information, see “Certain Relationships and Related Party Transactions—Transactions with Management and Others—Transactions with Alon Israel—Alon Louisiana Preferred Stock Purchase Agreement” and “Certain Relationships and Related Party Transactions—Transactions with Management and Others—Transactions with Alon Israel—Stockholders Agreement.”

(8)	Africa-Israel Investments Ltd. (“Africa Israel”) filed a Schedule 13D/A on March 1, 2010 reporting that Africa Israel beneficially owned 6,255,313 shares of Alon common stock, which includes 2,579,774 shares held directly by Africa Israel and up to 3,675,539 shares underlying an option exercisable by Africa Israel during certain exercise windows, and which is mandatorily exercisable on July 1, 2011 if not exercised prior thereto. The option may only be exercised one time by Africa Israel, for all shares of Alon common stock issuable thereunder, during one of the following exercise periods: (a) during the first five trading days of the trading period window for Alon common stock on or after January 1, 2010; (b) during the first five trading days of the trading period window for Alon common stock on or after July 1, 2010; or (c) during the first five trading days of the trading period window for Alon common stock on or after January 1, 2011. To the extent Africa Israel exercises the option during one of the exercise windows that is prior to the mandatory exercise date on July 1, 2011, the number of shares to be issued will be less than 3,675,539.

According to Africa Israel’s Schedule 13D/A filed on March 1, 2010, it has sole investment and voting power over 6,255,313 shares of Alon common stock and, due to the right of first offer provided by Africa Israel to Alon Israel under a share exchange agreement, Africa Israel may be deemed to share investment and voting power over the 6,255,313 shares of Alon common stock with Alon Israel. Each of Lev Leviev, Izzy Cohen, Chaim Erez, Avinadav Grinshpon, Eitan Haber, Shmuel Shkedi, Rami Guzman, Zipora Samet, Jacques Zimmerman, Shaul Dabby, Avi Barzilay, Gidi Kadusi, Ronit Cohen Nissan, Ron Fainaro, Zviya Leviev Eliazarov and Ron Maor, the directors and executive officers of Africa Israel, may be deemed to possess shared investment and voting power over such shares of Alon common stock by virtue of their positions with Africa Israel. Each such director and/or executive officer disclaims beneficial ownership of all such shares. Furthermore, Lev Leviev, as controlling stockholder of Africa Israel, may be deemed to share beneficial ownership (both investment and voting power) of all of the shares of Alon common stock that are held by Africa Israel. Mr. Leviev disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

Africa Israel is a publicly-held Israeli limited liability company that is listed on the TASE. As of March 1, 2010, based on information available to us, Africa Israel is beneficially owned (a) 74.83% by Lev Leviev, an Israeli citizen, and (b) 25.17% by public stockholders. One of Alon’s directors, Avinadav Grinshpon, is a director and Vice Chairman of Africa Israel. The address of Africa Israel is 4 Derech Hahoresh, Yahud, Israel.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Alon’s corporate governance guidelines, which were adopted by Alon’s board of directors on July 7, 2005, require that the board of directors exercise appropriate oversight with respect to all related-party transactions. All related party transactions are submitted to a committee of disinterested directors for approval. The board of directors and the respective disinterested directors believe that the following transactions and relationships were reasonable and in the best interest of Alon.

Transactions with Management and Others

Transactions with Alon Israel.

Alon is party to transactions with Alon Israel and certain of its subsidiaries, including Blue Square and Dor-Alon. As of August 1, 2010, Alon Israel was the beneficial owner of approximately 76% of Alon’s outstanding common stock. Alon Israel is the controlling shareholder of Blue Square and Dor-Alon. Certain of our directors, including Messrs. Wiessman and Biran, have beneficial ownership interests in Alon Israel as described in footnote 6 to the “Security Ownership of Certain Beneficial Holders and Management” table.

Collateral Fee Agreement.

On March 9, 2010, Alon entered into a line letter with Israel Discount Bank of New York (“IDB”), pursuant to which IDB agreed to provide a line of credit to Alon in a maximum amount of $60.0 million. The collateral supporting the line of credit is currently comprised of a security interest in a $30.0 million deposit account maintained at IDB by Alon Israel. On August 5, 2010, in consideration for maintaining the deposit at IDB as collateral under the line letter, Alon entered into a Collateral Fee Agreement with Alon Israel whereby it agreed to pay a fee to Alon Israel based upon a formula set forth in the agreement which includes, among other items, costs to Alon Israel associated with the deposit. Currently the fee is 6.00% per annum, and Alon expects to pay approximately $1.05 million in fees during 2010. The initial term of the Collateral Fee Agreement will end on December 31, 2010 and will be automatically extended for six month terms thereafter unless terminated by either party after the initial term with 30 days prior written notice.

Sale of Richmond Beach.

On June 1, 2010, Alon sold a parcel of land at Richmond Beach, Washington for $19.5 million to BSRE Point Wells, LP (“BSRE”), a subsidiary of Blue Square, pursuant to a Purchase and Sale Agreement dated April 22, 2010. In connection with the sale, Alon entered into a development agreement with BSRE. The agreement provides that Alon and BSRE intend to cooperate in the development and construction of a mixed-use residential and planned community real estate project on the land. As part of this agreement, Alon agreed to pay a quarterly development fee of $0.4 million beginning July 1, 2010 in exchange for the right to participate in the potential profits realized by BSRE from the development of the land.

Sale of HEP Limited Partnership Units.

In connection with a contribution of certain pipeline, product terminal and storage tank assets to HEP in 2005, Alon received, in addition to $120.0 million in cash, 937,500 subordinated Class B limited partnership units, or limited partnership units, in HEP. On January 22, 2010, Alon sold (a) 150,200 limited partnership units to Blue Square for approximately $6.0 million, (b) 150,200 limited partnership units to Dor-Alon for approximately $6.0 million, and (c) 287,258 limited partnership units to Alon Israel for cash equivalents with aggregate principal value of

$12.75 million. In each transaction, the price per HEP Unit was based on the average closing price of HEP’s publicly traded Class A limited partnership units for the 30 days preceding the closing of such transaction.

Alon Louisiana Preferred Stock Purchase Agreement.

Pursuant to the terms of a Series A Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of July 3, 2008, by and between Alon Refining Louisiana, Inc. (“Alon Louisiana”), a subsidiary of Alon, and Alon Israel, Alon Louisiana issued to Alon Israel 80,000 shares of its non-voting Series A Preferred Stock, par value $1,000.00 per share, or the non-voting preferred stock, for an aggregate purchase price of $80.0 million. On July 3, 2008, we completed the acquisition of all of the capital stock of the refining business located in Krotz Springs, Louisiana, from Valero Energy Corporation, through a subsidiary of Alon Louisiana, Alon Refining Krotz Springs, Inc. (“Krotz Springs”).

The purchase price was $333.0 million in cash plus approximately $141.5 million for working capital, including inventories. The cash portion of the purchase price and working capital payment were funded in part by proceeds from the sale of the non-voting preferred stock to Alon Israel.

Pursuant to the terms of the Stock Purchase Agreement, Alon Israel caused letters of credit in the amount of $55.0 million (the “Original L/Cs”) to be issued for the benefit of Bank of America, N.A. in order to support the borrowing base of Krotz Springs under the Loan and Security Agreement by and among Alon Louisiana, Krotz Springs, Bank of America, N.A. and the banks and financial institutions listed on the signature page thereto as “Lenders.”

Stockholders Agreement.

Non-Voting Preferred Stock.  In connection with the Stock Purchase Agreement, Alon, Alon Louisiana, Alon Israel and Alon Louisiana Holdings, Inc. (“Alon Louisiana Holdings”), a subsidiary of Alon and the holder of all of the outstanding shares of common stock of Alon Louisiana, entered into a Stockholders Agreement (the “Original Stockholders Agreement”), dated as of July 3, 2008. On March 31, 2009, Alon, Alon Louisiana, Alon Israel and Alon Louisiana Holdings entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), which amended and restated the terms of the Original Stockholders Agreement. On December 31, 2009, Alon, Alon Louisiana, Alon Israel and Alon Louisiana Holdings, entered into an amendment (the “First Amendment”) to the Stockholders Agreement, which provided for the acceleration of the mandatory exchange of the non-voting preferred stock for shares of Alon’s common stock from July 3, 2011 to December 31, 2009. Pursuant to the First Amendment, Alon issued 7,351,051 shares of Alon’s common stock in exchange for all of the non-voting preferred stock. The 7,351,051 shares of Alon common stock issued to Alon Israel in exchange for the non-voting preferred stock represented (a) the $80.0 million par value of the non-voting preferred stock plus the amount of dividends accruing thereon through July 3, 2011, divided by (b) the $14.39 per share value for Alon common stock established for purposes of the exchange pursuant to the terms of the Stockholders Agreement.

L/Cs.  Pursuant to the Stockholders Agreement, Alon Israel agreed to cause letters of credit to be issued in favor of Krotz Springs in an aggregate amount up to $25.0 million (the “Additional L/Cs” and, together with the Original L/Cs, the “L/Cs”) and Alon Israel was granted an option (the “L/C Option”), exercisable at any time the L/Cs are outstanding (but subject to the terms of the credit facilities and other binding obligations of Alon Louisiana), to withdraw the L/Cs and acquire shares of non-voting preferred stock of Alon Louisiana in an amount equal to such withdrawn L/Cs.

Alon Louisiana Holdings or Alon (subject to the terms of their respective existing credit facilities and other binding obligations) agreed to pay Alon Israel a fee (which is subject to adjustment) in consideration for causing the issuance of the L/Cs. Alon agreed to use its best efforts and to cause its affiliates to use their respective best efforts (subject to the terms of the respective existing credit facilities and other binding obligations) to (a) replace the L/Cs with its own resources or by obtaining funds or other support through commercially reasonable arrangements with third party financing sources or (b) otherwise secure the release of the letters of credit support requirements. As of August 1, 2010, $65.0 million of the $80.0 million L/Cs have been replaced and the fees payable to Alon Israel in connection with the L/Cs have been deferred.

The Stockholders Agreement provides that, in the event a beneficiary of an L/C draws upon any L/C, Alon Louisiana Holdings shall issue and deliver to Alon Israel a promissory note in a principal amount equal to the amount of such draw and bearing interest at a rate of 10.75% per annum. The promissory note will contain an option on the part of Alon, to issue shares of Alon’s common stock in satisfaction of the payment obligations thereunder on the first day Alon’s securities trading window opens after the issuance of the promissory note.

Registration Rights Agreement.  Pursuant to the terms of a Registration Rights Agreement with Alon Israel, Alon has provided Alon Israel with registration rights, including demand registration rights and “piggyback” registration rights, with respect to Alon common stock owned by Alon Israel. Alon’s obligations are subject to limitations relating to a minimum amount of common stock required for registration, the timing of registration and other similar matters. Alon is obligated to pay all expenses incidental to such registration, excluding underwriters’ discounts and commissions and certain legal fees and expenses.

SCS Beverage.  On February 29, 2004, Alon sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, Inc., a corporation treated as a pass-through entity that is wholly owned by Jeff D. Morris, Alon’s Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. Alon engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately $0.2 million for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to Alon a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to Alon. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted Alon an option to re-acquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with Alon to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. The total annual payments by SCS Beverage to Alon under this premises lease agreement have averaged approximately $1.89 million over the last three fiscal years and are subject to adjustment by Alon based on the volume of sales of alcoholic beverages at the locations covered by the licenses. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to Alon, and Alon anticipates that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and Alon does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future.

Alon Assets and Alon Operating Dividends.  In connection with dividend payments by Alon to its stockholders in 2009, Messrs. Morris, Hart and Concienne were paid dividends on the shares held by them in Alon Operating. The total dividends paid to Messrs. Morris, Hart and Concienne from Alon Operating in (a) 2009 were $416,650.68, $104,156.72 and $55,091.36, respectively, and (b) 2010, as of September 30, were $310,375.57, $77,589.48 and $41,039.20, respectively. In 2009 and 2010, as of September 30, no dividend payments were made by Alon Assets.

Alon Refining Louisiana, Inc. Dividends.  Alon Israel owned 80,000 shares of non-voting preferred stock of Alon Louisiana during 2008 and 2009. Dividends accrue on each share of such non-voting preferred stock at a rate of 10.75% per annum. No dividends were paid in respect of such shares of non-voting preferred stock in 2008 or 2009. On December 31, 2009 Alon Israel exchanged such shares of non-voting preferred stock for shares of Alon common stock. For more information, see “—Transactions with Management and Others—Transactions with Alon Israel—Stockholders Agreement—Non-Voting Preferred Stock.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our convertible preferred stock issued pursuant to this offering and our common stock into which such stock may be converted. It is not a complete analysis of all of the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our convertible preferred stock or common stock, or that any such contrary position would not be sustained by a court.

This summary is limited to holders who purchase our convertible preferred stock pursuant to this offering and who hold such stock and our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not consider all of the tax considerations that may be relevant to a holder in light of the holder’s particular circumstances, nor does it discuss any specific tax consequences that may be relevant to holders subject to special rules under the Internal Revenue Code, including, without limitation:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations, entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities;

•	traders in securities that elect the mark to market method of tax accounting;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons subject to the alternative minimum tax;

•	persons holding our convertible preferred stock or common stock as part of a hedge, straddle, or integrated, conversion or constructive sale transaction; or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CONVERTIBLE PREFERRED STOCK OR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Taxation of U.S. Holders

For purposes of this summary, a “U.S. holder” is any beneficial owner of our convertible preferred stock or common stock who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state or in the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our convertible preferred stock or our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding our convertible preferred stock or our common stock and partners in such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of such stock.

Distributions Generally.  If we make cash or other property distributions on our convertible preferred stock or common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by corporate U.S. holders will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2011 generally will qualify for taxation at special rates if the holder meets certain holding period and other applicable requirements. It is possible that distributions with respect to the convertible preferred stock or common stock will exceed our current and accumulated earnings and profits. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a U.S. holder’s tax basis in the convertible preferred stock or common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and a U.S. holder’s tax basis in its shares will be taxable as capital gain from the sale or other disposition of the convertible preferred stock or common stock, and will be treated as described under “—Dispositions of Our Convertible Preferred Stock or Common Stock” below.

If we make a distribution on our convertible preferred stock in the form of our common stock, such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above. The amount of such distribution and a U.S. holder’s tax basis in such common stock will equal the fair market value of the common stock on the distribution date, and a U.S. holder’s holding period for such common stock will begin on the day following the distribution date.

Extraordinary Dividends.  Dividends that exceed certain thresholds in relation to a U.S. holder’s tax basis in our convertible preferred stock or common stock could be characterized as “extraordinary dividends” under the Internal Revenue Code. Any corporate U.S. holder that has held our convertible preferred stock or common stock for two years or less before the dividend announcement date and that receives an extraordinary dividend will generally be required to reduce its tax basis in the stock with respect to which such dividend was made by the non-taxed portion of the dividend. If the amount of the reduction exceeds the U.S. holder’s tax basis in such stock, the excess is taxable as capital gain from the sale or other disposition of the convertible preferred stock or common stock and will be treated as described under “—Dispositions of Our Convertible Preferred Stock or Common Stock” below. Any non-corporate U.S. holder that receives an extraordinary dividend in taxable years beginning before January 1, 2011 will be required to treat any losses on the sale of our convertible preferred stock or common stock as long-term capital losses to the extent of the extraordinary dividends such U.S. holder receives that qualify for taxation at the special rates discussed above under “—Distributions Generally.”

U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend rate or the dividends-received deduction and the potential applicability of the extraordinary dividend rules in light of their particular circumstances.

Adjustments to Conversion Rate.  The conversion rate of our convertible preferred stock is subject to adjustment under specified circumstances. In such circumstances, a U.S. holder who holds our convertible preferred stock may be deemed to have received a distribution if the adjustment has the effect of increasing the holder’s proportionate interest in our assets or earnings and profits. In addition, the failure to provide for such an adjustment may also result in a deemed distribution to U.S. holders who hold our convertible preferred stock. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the convertible preferred stock generally will not be deemed to result in a constructive distribution. Certain of the possible adjustments (including, without limitation, adjustments in respect of taxable dividends to our stockholders) do not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a holder of convertible preferred stock will be deemed to have received constructive distributions from us, even though such holder has not received any cash or property as a result of the adjustments. The tax consequences of the receipt of a distribution from us are described above under “—Distributions Generally.”

In addition, the failure to make certain adjustments on the convertible preferred stock may cause a holder of our common stock to be deemed to have received constructive distributions from us, even though such holder has not received any cash or property as a result of such adjustments. Such holder would be subject to the rules discussed in the immediately preceding paragraph.

Dispositions of Our Convertible Preferred Stock or Common Stock.  If a U.S. holder sells or disposes of shares of our convertible preferred stock (other than pursuant to a conversion described below) or common stock, the holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received and the holder’s adjusted basis in the shares for U.S. federal income tax purposes. This gain or loss generally will be long-term capital gain or loss if the holder has held the convertible preferred stock or common stock for more than one year. The deductibility of capital losses is subject to limitations.

A redemption of our convertible preferred stock may be treated as a dividend, rather than as payment in exchange for the stock, unless the redemption (a) is “not essentially equivalent to a dividend” with respect to the holder within the meaning of section 302(b)(1) of the Internal Revenue Code; (b) “is in complete redemption of all of the stock” of Alon held by the holder as described in section 302(b)(3) of the Internal Revenue Code; or (c) otherwise meets the requirements of one of the other exceptions from dividend treatment provided in section 302(b) of the Internal Revenue Code. In applying these rules, the holder must take into account not only the convertible preferred stock and our other stock that it owns directly, but also the convertible preferred stock and our other stock that it constructively owns within the meaning of section 318 of the Internal Revenue Code. Because of the complex nature of these rules, each holder should consult its tax advisor to determine whether a redemption of convertible preferred stock will be treated as a dividend or as payment in exchange for the preferred stock. If the redemption payment is treated as a dividend, the rules discussed above under “—Distributions Generally” apply.

Conversion of Convertible Preferred Stock Into Common Stock.  A U.S. holder generally will not recognize gain or loss upon the conversion of our convertible preferred stock into our common stock. However, although not entirely clear under current law, any cash or common stock received upon conversion in respect of dividends in arrears on our convertible preferred stock should be treated as described above under “—Distributions Generally.” Except as provided below and except with respect to common stock received in respect of dividends in arrears, a U.S. holder’s basis and holding period in the common stock received upon conversion generally will be the same as those in the converted convertible preferred stock (but the basis will be reduced by the portion of the adjusted tax basis allocated to any fractional share of common stock exchanged for cash, and by the portion of any dividends in arrears treated as a return of capital (see “—Distributions Generally”).

Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment received in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of such cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. holder has held the convertible preferred stock for more than one year at the time of conversion.

In the event a U.S. holder’s convertible preferred stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. U.S. holders should consult their own tax advisors to determine the specific tax treatment of a conversion under such circumstances.

Backup Withholding and Information Reporting.  We generally report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid or deemed paid or the proceeds of a disposition of our convertible preferred stock or common stock unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding with respect to a U.S. holder will be creditable against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

New Legislation.  Recently enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of the convertible preferred stock or our common stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the convertible preferred stock or our common stock.

Taxation of Non-U.S. Holders

For purposes of this summary, a “non-U.S. holder” is a beneficial owner of our convertible preferred stock or common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of the disposition of our convertible preferred stock or common stock and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a holder should consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our convertible preferred stock or common stock.

Distributions Generally.  Distributions that are treated as dividends (see “—Taxation of U.S. Holders—Distributions Generally,” “—Taxation of U.S. Holders—Adjustments to Conversion Rate,” and “—Taxation of U.S. Holders—Conversion of Convertible Preferred Stock Into Common Stock”) generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. For withholding tax purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was in excess of our current and accumulated earnings and profits. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent (a) a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate, or (b) in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing an entitlement to the lower treaty rate in accordance with applicable Treasury Regulations. Such certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our convertible preferred stock or common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the convertible preferred stock or common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our convertible preferred stock or common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors as to any applicable income tax treaties that may provide for different rules.

In general, the rules applicable to distributions to non-U.S. holders discussed above are also applicable to deemed distributions to non-U.S. holders resulting from adjustments to the conversion rate of the convertible preferred stock or distributions on convertible preferred stock made in our common stock. See “—Taxation of U.S. Holders—Adjustments to Conversion Rate.” Because deemed distributions or distributions made in common stock would not give rise to any cash from which any applicable withholding tax could be satisfied, we, or an applicable withholding agent, will withhold the U.S. federal tax on such dividend from any cash, shares of common stock, or sales proceeds otherwise payable to a non-U.S. holder.

Dispositions of Our Convertible Preferred Stock and Common Stock.  A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our convertible preferred stock or common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock or convertible preferred stock constitutes a “United States real property interest,” or USRPI, by reason of our status as a United States real property holding corporation, or USRPHC, within the meaning of the Internal Revenue Code, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock or convertible preferred stock.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors as to any applicable income tax treaties that may provide for different rules.

An individual non-U.S. holder described in the second bullet point above will only be subject to U.S. federal income tax on the gain from the sale of our common stock to the extent such gain is deemed to be from U.S. sources, which will generally only be the case where the individual’s tax home is in the United States. An individual’s tax home is generally considered to be located at the individual’s regular or principal (if more than one regular) place of business. If the individual has no regular or principal place of business because of the nature of the business, or because the individual is not engaged in carrying on any trade or business, then the individual’s tax home is his regular place of abode. If an individual non-U.S. holder is described in the second bullet point above, and the individual non-U.S. holder’s tax home is in the United States, then the non-U.S. holder may be subject to a flat 30% tax on the gain derived from the disposition, which gain may be offset by U.S.-source capital losses.

With respect to the third bullet point above, we have not determined whether we are a USRPHC. If we are not currently a USRPHC, we may become a USRPHC in the future. Even if we are or become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock or convertible preferred stock will not be subject to tax as a sale of a USRPI if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. Our common stock currently may not be “regularly traded” on an established securities market. Similarly, our convertible preferred stock may not be so traded. If our convertible preferred stock is not so traded, gain arising from the sale or other taxable disposition of such stock by a non-U.S. holder will not be subject to U.S. federal income taxation as a sale of a USRPI if our common stock is part of a class of stock that is “regularly traded” on an established securities market and the non-U.S. holder does not acquire convertible preferred stock that causes the fair market value of our convertible preferred stock owned by such non-U.S. holder on the date of such acquisition to be greater than the fair market value of 5% of our common stock. If gain on the sale or other taxable disposition of our stock by a non-U.S. holder were subject to taxation as a sale of a USRPI, such gain would be taken into account as if the non-U.S. holder were engaged in a trade or business within the United States during the taxable year and as if such gain were effectively connected with such trade or business, as discussed above.

Conversion of Convertible Preferred Stock into Common Stock.  Except as provided below, and assuming the convertible preferred stock is not treated as a USRPI on the date of conversion, a non-U.S. holder generally will not recognize gain or loss upon the conversion of such convertible preferred stock into our common stock. If, with respect to a non-U.S. holder, the convertible preferred stock is treated as a USRPI, then, except as provided below, such holder generally will not recognize gain or loss upon conversion of such convertible preferred stock into our common stock, provided the common stock constitutes a USRPI and such holder complies with certain reporting requirements in the Treasury Regulations. Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share. See “—Dispositions of Our Convertible Preferred Stock and Common Stock.” Cash or common stock received in respect of dividends in arrears on our convertible preferred stock should be treated in the manner described above under “Taxation of U.S. Holders—Conversion of Convertible Preferred Stock Into Common Stock,” and we intend to withhold tax from such amounts, as described above under “—Distributions Generally.”

Backup Withholding and Information Reporting.  We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our convertible preferred stock or common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distribution payments to a non-U.S. holder of our convertible preferred stock or common stock or the proceeds of a disposition of our convertible preferred stock or common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities.  Legislation was enacted on March 18, 2010 that will, effective for payments made after December 31, 2012, impose a 30% U.S. withholding tax on dividends paid by U.S. issuers and on the gross proceeds from the disposition of certain stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on dividends paid by U.S. issuers and on the gross proceeds from the disposition of certain stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. Investors are urged to consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in our convertible preferred stock.

PLAN OF DISTRIBUTION

We anticipate that the convertible preferred stock will be sold in this offering primarily to institutional investors. We will enter into one or more purchase agreements with investors in connection with this offering. We reserve the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All funds from any rejected subscription will be returned immediately by us to the applicable investor, without deductions and without interest.

Confirmations and copies of this prospectus will be distributed to all investors who agree to purchase the convertible preferred stock, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of 6,000,000 shares of convertible preferred stock will take place on or about October 28, 2010. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares. On the closing date, we will receive funds in the amount of the aggregate purchase price. Delivery of the shares in this offering will be in the form of one or more global securities deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee; provided, however, under certain circumstances, delivery of the shares in this offering may be in certificated or book-entry form.

We have not employed any brokers, dealers, placement agents or underwriters in connection with the offering. We will pay out-of-pocket expenses, including payments to legal advisors, accountants and subscription agents, printing costs, mailing costs and filing fees estimated to total approximately $600,000.

LEGAL MATTERS

The validity of the shares of convertible preferred stock and common stock offered by this prospectus will be passed upon for us by Jones Day, Dallas, Texas.

EXPERTS

The consolidated financial statements of Alon USA Energy, Inc. and subsidiaries as of December 31, 2009 and 2008, for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 financial statements refers to the implementation by Alon of the authoritative guidance for fair value measurements as it relates to financial instruments effective January 1, 2008.

WHERE YOU CAN FIND MORE INFORMATION

We maintain an Internet website at www.alonusa.com. All of our reports filed with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements) are accessible through the Investor Relations section of our website, free of charge, as soon as reasonably practicable after electronic filing. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We have filed with the SEC a registration statement under the Securities Act that registers the distribution of the securities offered hereby. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities being offered. This prospectus, which forms part of the registration statement, omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement and related exhibits for further information with respect to us and the securities offered hereby. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus the documents listed below, each of which should be considered an important part of this prospectus.

•	Our 2009 Annual Report on Form 10-K;

•	Our 2010 Definitive Proxy Statement on Schedule 14A (only those portions incorporated by reference into our 2009 Annual Report on Form 10-K);

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010;

•	Our Current Reports on Form 8-K filed on January 5, 2010, January 27, 2010, March 2, 2010, May 7, 2010 (excluding the information furnished under Item 2.02), June 4, 2010, June 21, 2010, July 19, 2010 and August 13, 2010; and

•	The description of our common stock, par value $0.01 per share, included under the caption “Description of Capital Stock” in our Registration Statement on Form S-1 filed with the SEC on July 28, 2005 (Registration No. 333-124797).

Any statement incorporated by reference in this prospectus from an earlier dated document that is inconsistent with a statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus by such statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference herein.

Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of this prospectus and any of the documents incorporated by reference in this prospectus, without charge, by written or oral request directed to Alon USA Energy, Inc., Attention: Investor Relations, 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, telephone (972) 367-3600, on the “Investor Relations” section of our website at http://www.alonusa.com or from the SEC through the SEC’s website at the web address provided under the heading “Where You Can Find More Information.” Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

6,000,000 Shares of 8.50% Series A Convertible Preferred Stock

Alon USA Energy, Inc.